UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of October, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated October 31, 2007 and Interim Management Discussion and Analysis and Unaudited Consolidated Financial Statements and Notes for the period ended September 30, 2007.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Strong Third Quarter Earnings
Saskatoon, Saskatchewan, Canada, October 31, 2007 . . . . . . . . . . . . . .
Cameco Corporation today reported increased net earnings for the third quarter of 2007 due to higher earnings in the uranium business driven by significant increases in the realized selling price and higher deliveries. Results from the electricity and gold businesses were also stronger due to higher realized prices.
“This quarter we set a new Cameco record for the average price we received for our uranium,” said Jerry Grandey, Cameco’s president and CEO. “Our long-term contracting strategy will ensure that we continue to enjoy expanding margins and strong cash flow.”
“Our increasing financial strength allows us to invest in our assets, the best in the industry, while simultaneously pursuing growth when and where it is most promising for our shareholders,” he added.
All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Third Quarter 2007

	Three Months Ended
Financial Highlights	September 30
($ millions except per share amounts)	2007	2006	Change %
Revenue	681	360	89

Cash provided by operations [1]	450	79	470
Net earnings	91	73	25
Earnings per share (EPS) – basic ($)	0.26	0.21	24
EPS – diluted ($)	0.25	0.20	25
Adjusted net earnings [2]	275	44	525
EPS – adjusted and diluted ($) [2]	0.74	0.12	517

[1]	After working capital changes.

[2]	Net earnings for the three-month period ended September 30, 2007 has been adjusted to exclude: an after-tax loss of $125 million ($0.33 per share diluted) as the result of the agreements reached among Cameco, Centerra and the Kyrgyz government and an after-tax expense of $59 million ($0.16 per share diluted) related to an amendment to the company’s stock option program. Net earnings for the three-month period ended September 30, 2006 has been adjusted to exclude a net gain of $29 million ($0.08 per share diluted) on the sale of our interest in the Fort à la Corne diamond project. Adjusted net earnings is a non-GAAP measure used to provide a more representative comparison of the financial results.

For the three months ended September 30, 2007, our adjusted net earnings were $275 million ($0.74 per share adjusted and diluted), $231 million higher than the adjusted net earnings of $44 million ($0.12 per share adjusted and diluted) recorded in the third quarter of 2006. The increase was due to higher earnings in the uranium business driven by significant increases in the realized selling price and deliveries. Results from the electricity and gold businesses were also stronger due to higher realized prices.
Revenue of $681 million in the third quarter of 2007 was 6% lower than in the second quarter due primarily to lower deliveries in the uranium business partially offset by the realized selling price of $56.78 per pound, an all time high.
In the third quarter of 2007, we generated $450 million in cash from operations compared to $79 million in the third quarter of 2006. The increase of $371 million was attributable to the higher realized prices in the uranium business and a decrease in working capital related mainly to a decline in receivables in the third quarter of 2007.
In our uranium business, revenue increased by $273 million to $409 million due to a 136% increase in the realized selling price and a 31% increase in reported sales volumes.
The increase in the average realized price for the third quarter of 2007 was primarily the result of higher uranium spot prices, which averaged $96.33 (US) per pound compared to $50.83 (US) in the same quarter of 2006.
For our fuel services business, revenue was $54 million, an increase of $15 million compared to the same period in 2006 due to a 5% increase in reported sales volumes and a 19% increase in the average realized price.
Cameco’s pre-tax earnings from the Bruce Power Limited Partnership (BPLP) amounted to $49 million during the third quarter compared to $31 million over the same period in 2006. This increase in 2007 was due to improved realized prices and higher generation in the quarter.
For gold, revenue increased by $18 million to $104 million compared to the third quarter of 2006.
“Once again, Cameco has converted the strength in uranium markets to increased net earnings and cash flow for our shareholders,” said Grandey. “These financial results are built on discipline and long-term thinking and we remain on that course.”

Year to Date 2007

	Nine Months Ended
Financial Highlights	September 30
($ millions except per share amounts)	2007	2006	Change %
Revenue	1,816	1,320	38

Cash provided by operations [1]	744	405	84
Net earnings	355	335	6
Earnings per share (EPS) – basic ($)	1.00	0.96	4
EPS – diluted ($)	0.96	0.91	5
Adjusted net earnings [2]	539	233	131
EPS – adjusted and diluted ($) [2]	1.45	0.64	127

[1]	After working capital changes.

[2]	Net earnings for the nine months ended September 30, 2007 has been adjusted to exclude: an after-tax loss of $125 million ($0.33 per share diluted) as the result of the agreements reached among Cameco, Centerra and the Kyrgyz government and an after-tax expense of $59 million ($0.16 per share diluted) related to an amendment to the company’s stock option program. Net earnings for the nine months ended September 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates and to exclude a net gain of $29 million ($0.08 per share diluted) on the sale of our interest in the Fort à la Corne diamond project. Adjusted net earnings is a non-GAAP measure used to provide a more representative comparison of the financial results.
For the nine months ended September 30, 2007, our adjusted net earnings were $539 million ($1.45 per share adjusted and diluted), $306 million higher than the adjusted net earnings of $233 million ($0.64 per share adjusted and diluted) recorded in 2006. The increase was due to higher earnings in the uranium business resulting from a significant increase in the realized selling price driven by the rise in the spot price of uranium, partially offset by the recognition of $23 million in remediation expenses for Cigar Lake. Profits from the electricity business were lower than in 2006 due to lower generation.
In the first nine months of 2007, we generated $744 million in cash from operations compared to $405 million in 2006. The increase of $339 million was related to the higher revenues and a decrease in working capital related mainly to a reduction in accounts receivable in the year.
At September 30, 2007, our consolidated net debt to capitalization ratio was 9%, compared to 12% at the end of 2006.
Outlook for Fourth Quarter 2007
We expect consolidated revenue for the fourth quarter of 2007 to be about 10% lower than in the third quarter. This is largely due to lower anticipated reported sales volumes and an expected decrease in the average realized price for uranium.
While cash from operations increased by $371 million in the third quarter of 2007 compared to the third quarter of 2006, this trend is not expected to continue for the fourth quarter. Due to timing of sales, we expect a significant increase in accounts receivable and a corresponding decrease in cash provided by operations in the fourth quarter.

Projections for the quarter assume no major changes in the ability of Cameco’s business units to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 30% over 2006 due largely to higher revenue from the uranium business. We had forecast a 40% increase in consolidated revenue in our second quarter report based on a uranium spot price of $120 (US) per pound, reflecting the UxC spot price at July 23, 2007. Our third quarter forecast for the year is based on a uranium spot price of $80.00 (US) per pound, reflecting the industry average spot price at September 30, 2007.
We expect uranium revenue to increase by about 65% due to stronger average realized prices under our contracts relative to 2006.
We anticipate revenue from the fuel services business to be nearly 5% higher than in 2006 due to an anticipated increase in the average realized selling price. Reported sales volumes are expected to be about 5% lower than in 2006.
BPLP revenues in 2007 are projected to be about 7% higher than in 2006 due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor of about 90%.
Gold revenue is expected to be similar to 2006 due to higher expected realized gold prices, partially offset by lower production.
While year-to-date cash from operations increased by $339 million over 2006, this difference is expected to diminish over the balance of the year. In the fourth quarter 2007, our sales are heavily weighted to December and, thus, we expect a significant increase in accounts receivable and a corresponding decrease in operating cash flow.
The financial outlook noted above for the company is forward-looking information and is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $80.00 (US) per pound, reflecting the industry average spot price at September 30, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no further disruption of supply from our facilities other than as disclosed,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.00.
If actual events differ from assumptions set out above, Cameco’s 2007 financial results may differ materially from the above forecast.
For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our effective tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries.

This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
Share Repurchase Program
On September 6, 2007, the company announced an open market share repurchase program. Under the program, Cameco has the ability to purchase, for cancellation, up to approximately 17.7 million of its common shares, representing 5% of the approximately 353.9 million issued and outstanding common shares as of September 5, 2007. The program will continue until September 10, 2008 unless the company purchases the maximum allowable number of common shares sooner or terminates the program. Through September 30, 2007, Cameco had repurchased 6.8 million shares at a total cost of $308 million.
Port Hope Conversion Facility
On July 13, 2007, contamination of the soil under the uranium hexafluoride (UF6) plant was discovered. After initial localized investigations, production of UF6 was suspended on July 19, 2007 to allow a comprehensive investigation. Cameco and independent consultants have developed environmental management and corrective action plans that will prevent further migration of contamination and prevent recurrence. The health and safety of employees and the public have not been jeopardized.
UF6 production is now expected to resume late in the first quarter of 2008, subject to regulatory approvals. Cameco plans to meet scheduled UF6 deliveries for the remainder of the year based on existing supplies. We have sufficient UF6 inventory on hand to meet delivery commitments through the end of the first quarter of 2008, assuming customers do not accelerate deliveries and other UF6 production and purchases proceed as planned.
For more information, see discussion under “Port Hope Conversion Facility” in the MD&A following this news release.
Kyrgyz Agreement
As previously announced, Cameco and Centerra signed binding agreements with the Kyrgyz government, which are expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans. These agreements are subject to a number of conditions including approval by the Parliament of the Kyrgyz Republic. However, the Parliament was dissolved before deliberations on the agreements could be completed. Parliamentary elections have been scheduled for December 16, 2007. The parties have agreed to extend the deadline for closing the agreements from October 31, 2007 to February 15, 2008.
As a result of its agreement, Cameco has recorded an after tax loss of $125 million. For more information, see discussion under “Kyrgyz Republic” in the MD&A following this news release as well as note 16 of the unaudited interim financial statements.
The political situation in the Kyrgyz Republic continues to evolve and there remains a risk of political instability.

Cigar Lake
Construction at Cigar Lake was about 60% complete when we experienced a rockfall causing a flood of the underground development in October 2006.
Initial remediation activities such as drilling holes for pouring concrete and dewatering are now complete, as well as reinforcement of the adjacent tunnel.
We are making progress on the activities required prior to completing the next major milestone which is dewatering. For example, we expect to complete the concrete barrier plug and seal off the inflow area in about six more weeks. In December, we anticipate having a target date for dewatering.
We are also carrying out other assessments, completing the corrective actions we committed to do following the root cause investigation and pursuing regulatory approval to proceed with the next phases of remediation.
As previously announced, completing the second shaft as a priority item and the delay in some remediation activities would set back the planned production startup date from 2010 to 2011. We have now made the decision to complete this shaft prior to completion of some of the underground mine development program and some of the remediation activities are taking longer than anticipated. As a result, the production startup date is now expected to be 2011, at the earliest. We will be able to provide a firmer production startup date after the mine has been dewatered and the condition of the underground development has been assessed.
For more information, see discussion under “Cigar Lake” in the MD&A following this news release.
Forward-Looking Statements
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release, the section titled “Risks and Risk Management” in the company’s 2006 Annual Financial Review and the section titled “Risk Factors” in the company’s 2006 Annual Information Form.
Conference Call
Cameco invites you to join its third quarter conference call on Wednesday, October 31, 2007 at 1:00 p.m. Eastern time (11:00 a.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Wednesday, October 31, please dial (416) 695-9712 or (877) 323-2090 (Canada and US). An audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.

A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Friday, November 30, 2007, by calling (416) 695-5800 or (800) 408-3053 (pass code 3238220 #).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Third Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited interim consolidated financial statements and notes for the period ended September 30, 2007, as well as the audited consolidated financial statements for the company for the year ended December 31, 2006 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2006 Annual Financial Review as well as the company’s 2006 Annual Information Form. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2006 Annual Financial Review and the Annual Information Form are available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A, the section titled “Risks and Risk Management” in the company’s 2006 Annual Financial Review, and the section titled “Risk Factors” in the company’s 2006 Annual Information Form.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Nine months ended
	September 30		September 30		Change
Financial Highlights	2007	2006	2007	2006	%
Revenue ($ millions)	681	360	1,816	1,320	38
Earnings from operations ($ millions)	102	71	407	300	36
Cash provided by operations [1] ($ millions)	450	79	744	405	84
Net earnings ($ millions)	91	73	355	335	6
Earnings per share (EPS) – basic ($)	0.26	0.21	1.00	0.96	4
EPS – diluted ($)	0.25	0.20	0.96	0.91	5
Adjusted net earnings ($ millions) [2]	275	44	539	233	131
EPS — adjusted and diluted ($)[2]	0.74	0.12	1.45	0.64	127
Average uranium (U3O8) spot price ($US/lb U3O8)	96.33	50.83	102.39	44.40	131
Average realized uranium price
• $US/lb U3O8	52.76	20.12	37.24	19.96	87
• $Cdn/lb U3O8	56.78	24.10	42.13	23.99	76
Average realized electricity price ($/MWh)	53	48	52	49	6
Average Ontario electricity spot price per megawatt hour ($/MWh)	47	46	48	48	0
Average realized gold price ($US/ounce)	680	617	665	595	12
Average spot market gold price ($US/ounce)	680	622	666	601	11

[1]	After working capital changes.

[2]	Net earnings for the three- and nine-month periods ended September 30, 2006 and 2007 have been adjusted to exclude a number of items, which are discussed immediately below. Adjusted net earnings is a non-GAAP measure used to provide a more representative comparison of the financial results.
FINANCIAL RESULTS
Consolidated Earnings
Cameco recorded a number of amounts related to unusual items in net earnings for 2007 and 2006. Adjusted net earnings for the third quarter of 2007 totalled $275 million, $231 million higher than the adjusted net earnings $44 million recorded in the third quarter of 2006. Adjusted net earnings for the first nine months of 2007 totalled $539 million compared to $233 million in the same period of 2006. The following table outlines the adjustments to net earnings.

Adjusted Net Earnings

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2007	2006	2007	2006
Net earnings (per GAAP)	$91	$73	$355	$335
Adjustments
Agreement with Kyrgyzstan	125	—	125	—
Stock option plan amendment	59	—	59	—
Change in income tax rates	—	—	—	(73)
Gain on sale of interest in Fort à la Corne	—	(29)	—	(29)
Adjusted net earnings	$275	$44	$539	$233
Third Quarter
In the third quarter of 2007, Cameco recorded an after-tax loss of $125 million ($0.33 per share diluted) as the result of the agreements reached among Cameco, Centerra and the government of Kyrgyz Republic (for more details see discussion under “Kyrgyz Republic” later in this MD&A). Also in the third quarter of 2007, Cameco recorded an after-tax expense of $59 million ($0.16 per share diluted) due to the previously reported amendment to the company’s stock option program under which a cash settlement feature was introduced. In the third quarter of 2006, Cameco recorded a net gain of $29 million ($0.08 per share diluted) due to the sale of its interest in the Fort à la Corne diamond project. Consolidated net earnings in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For the three months ended September 30, 2007, our adjusted net earnings were $275 million ($0.74 per share adjusted and diluted), $231 million higher than the adjusted net earnings of $44 million ($0.12 per share adjusted and diluted) recorded in the third quarter of 2006. The increase was due to higher earnings in the uranium business driven by significant increases in the realized selling price and deliveries. Results from the electricity and gold businesses were also stronger due to higher realized prices. For details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the third quarter of 2007, our total costs for administration, exploration, interest and other were $35 million, a decrease of $13 million compared to the same period in 2006. Administration costs were $7 million higher attributable to higher stock-based compensation expenses. The rise in stock compensation reflects an increase of $2.88 in our share price since July 27, 2007 when the stock option plan was amended. Exploration expenditures were $1 million higher, at $20 million, with uranium exploration expenditures up $3 million to $16 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Cameco’s 53% owned subsidiary) were $2 million lower compared to the third quarter of 2006. Interest and other charges were $21 million lower than in the third quarter of 2006 primarily due to the recognition of gains on foreign exchange contracts that do not qualify for hedge accounting. During the quarter, Cameco discontinued hedge accounting for certain foreign exchange contracts that had been designated as cash flow hedges of future USD-denominated sales. Revised forecasts indicated that certain amounts could no longer be considered probable in the originally specified time periods. As a result, Cameco reclassified a gain of $15 million to earnings from accumulated other comprehensive income. In addition, we recognized gains of $16 million on foreign exchange contracts that have not been accounted for as hedging items. These gains were partially offset by foreign exchange losses recognized on USD-denominated asset balances due to the appreciation of the Canadian dollar during the quarter.
In the third quarter of 2007, our effective tax rate rose to 8% from the 5% reported in the third quarter of 2006 due to the distribution of our taxable income between Canada and other countries. In the third quarter of 2007, a higher proportion of income was earned in Canada, where tax rates are higher than those of the other jurisdictions. For more information about income taxes, refer to note 11 of the unaudited interim consolidated financial statements for the period ended September 30, 2007.
Earnings from operations increased to $102 million in the third quarter of 2007, from $71 million in the third quarter of 2006. The aggregate gross profit margin rose to 51% from 19% in 2006.
Year to Date
In addition to the adjustments to net earnings in the third quarters of 2006 and 2007 noted above, Cameco recorded a non-cash recovery of $73 million ($0.19 per share diluted) of future income taxes related to reductions in federal and provincial income tax rates in the second quarter of 2006. Consolidated earnings in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For the nine months ended September 30, 2007, our adjusted net earnings were $539 million ($1.45 per share adjusted and diluted), $306 million higher than the adjusted net earnings of $233 million ($0.64 per share adjusted and diluted) recorded in 2006. The increase was due to higher earnings in the uranium business resulting from a significant increase in the realized selling price driven by the rise in the spot price of uranium, partially offset by the recognition of $23 million in remediation expenses for Cigar Lake. Profits from the electricity business were lower than in 2006 due to lower generation. For details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the first nine months of 2007, our total costs for administration, exploration, interest and other were $131 million, a decrease of $5 million compared to the same period of 2006. Administration costs were $13 million higher due largely to higher costs for systems enhancements ($5 million) and stock compensation ($4 million). We also incurred higher administration costs related to maintaining the workforce including salary increases, higher employment levels and costs associated with recruiting and retention. Exploration expenditures were $6 million higher, at $50 million, with uranium exploration expenditures up $10 million to $35 million. Gold exploration expenditures at Centerra were $4 million lower compared to 2006. Interest and other charges were $24 million lower than in 2006 due to the recognition of a $49 million gain on foreign exchange contracts that do not qualify for hedge accounting, partially offset by foreign exchange losses recorded on USD-denominated asset balances.

In the first nine months of 2007, our effective tax rate decreased slightly to 8% from the 10% reported in 2006 due to the distribution of our taxable income between Canada and other countries. In the first nine months of 2007, a lower proportion of income was earned in Canada. Since Canadian tax rates are higher than those of the other jurisdictions, the net result was a decrease in our effective tax rate. For more information on income taxes, refer to note 11 of the unaudited interim consolidated financial statements for the period ended September 30, 2007.
Earnings from operations increased to $407 million in 2007, from $300 million in 2006. The aggregate gross profit margin rose to 42% from 29% in 2006.
Quarterly Financial Results ($ millions except per share amounts)

Highlights	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	681	725	410	512	360	417	543	522
Net earnings	91	205	59	40	73	150	112	83
EPS – basic ($)	0.26	0.58	0.16	0.11	0.21	0.43	0.32	0.24
EPS – diluted ($)	0.25	0.55	0.16	0.11	0.20	0.40	0.31	0.23
EPS – adjusted & diluted ($)	0.74	0.55	0.16	0.11	0.12	0.21	0.31	0.21
Cash from operations	450	155	139	13	79	40	286	91
Revenue of $681 million in the third quarter of 2007 was 6% lower than in the second quarter due primarily to lower deliveries in the uranium business partially offset by the realized selling price of $56.78/lb, an all time high. Revenue in the uranium and fuel services businesses is driven by timing of customer requirements. In 2007, reported sales are more heavily weighted in the second quarter of the year.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.
Cash Flow
In the third quarter of 2007, we generated $450 million in cash from operations compared to $79 million in the third quarter of 2006. The increase of $371 million was attributable to the higher realized prices in the uranium business and a decrease in working capital related mainly to a decline in receivables in the third quarter of 2007.
In the first nine months of 2007, we generated $744 million in cash from operations compared to $405 million in 2006. The increase of $339 million was related to the higher revenues and a decrease in working capital related mainly to a reduction in receivables in the year.
Balance Sheet
At September 30, 2007, our total long-term debt was $694 million, representing a decrease of $10 million compared to December 31, 2006. Included in the September 30, 2007 balance sheet was $192 million, which represents our proportionate share of Bruce Power Limited Partnership’s (BPLP’s) capital lease obligation. At September 30, 2007, our consolidated net debt to capitalization ratio was 9%, compared to 12% at the end of 2006.

Over the first nine months of 2007, our product inventories decreased by $22 million compared to December 31, 2006, due primarily to decreased levels of uranium inventory as uranium sales exceeded production and purchases in the first nine months of 2007.
At September 30, 2007, our consolidated cash balance totalled $403 million, with Centerra holding $133 million of this amount.
Compared to December 31, 2006, our accounts payable and accrued liabilities balance has increased by $217 million due primarily to the amendment to the stock option program, which causes the in-the-money value of the options to be recorded as a liability. Refer to note 13 of the unaudited interim consolidated financial statements for the period ending September 30, 2007. The increase also reflects accruals under our share repurchase program. Payment is typically made three days after the commitment to purchase and at September 30, 2007, we had $85 million outstanding to complete a purchase under our share repurchase program.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for our more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	Sept. 30/07	Sept. 30/07	Dec. 31/06
Centerra Gold Inc. [2]	$350	$1,025	$1,504
UEX Corporation	15	237	220
UNOR Inc.	8	8	14
Western Uranium Corporation	14	14	N/A
Cue Capital	4	4	N/A

Total	$391	$1,288	$1,738

[1]	Market value is calculated as the number of shares held by Cameco multiplied by the closing share price as quoted on the TSX on September 30, 2007 and December 31, 2006.

[2]	The book value for Centerra reflects the dilution of Cameco’s interest resulting from the agreement with the Kyrgyz government, whereas the market value for Centerra does not reflect the dilution arising from the agreement.
Share Repurchase Program
On September 6, 2007, the company announced an open market share repurchase program on the Toronto Stock Exchange. Under the program, Cameco has the ability to purchase, for cancellation, up to approximately 17.7 million of its common shares, representing 5% of the approximately 353.9 million issued and outstanding common shares as of September 5, 2007. The program will continue until September 10, 2008 unless the company purchases the maximum allowable number of common shares sooner or terminates the program. Through September 30, 2007, Cameco had repurchased 6.8 million shares at a total cost of $308 million.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars, while most of its production of uranium and fuel services are in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.

We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term. Our strategy is to hedge net exposure based on a declining range over a rolling 60-month period. For the 0 to 12-month period, the target is to hedge 35% to 100% of net exposure. This range declines over each subsequent period to where, in the final 12-month period, between 48 and 60 months, the target range is 0% to 10%.
Cameco also has a natural hedge against US currency fluctuations, as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by GAAP) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. At September 30, 2007, the mark-to-market gain on all foreign exchange contracts was $185 million compared to an $84 million gain at June 30, 2007. Of the $185 million mark-to-market gain, a $172 million gain relates to the fair market value of the spot price of the contracts that qualify for hedge accounting and an $13 million gain relates to the market value of the forward points and contracts that do not qualify for hedge accounting. In all other circumstances, gains or losses in foreign currency derivatives are reported in earnings as they occur.
During the quarter, the Canadian dollar strengthened against the US dollar from $1.06 at June 30, 2007 to $1.00 at September 30, 2007.
At September 30, 2007, we had foreign currency contracts of $1,706 million (US) and EUR 102 million that were accounted for using hedge accounting and foreign currency contracts of $487 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2007	2008	2009	2010	2011
$ millions (US)	257	946	510	380	100
EUR millions	19	40	20	15	8
The US currency contracts have an average effective exchange rate of $1.11 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred gains or deferred charges. At September 30, 2007, net deferred gains totaled $36 million. These deferred balances are recognized in “accumulated other comprehensive income” along with $172 million of the mark-to-market gain on our cash flow hedges. Please see the “Consolidated Statements of Shareholders’ Equity and Comprehensive Income” and notes 1 and 3 of the unaudited consolidated financial statements dated September 30, 2007. The resulting net $208 million pre-tax gain will be brought into earnings, by year, as follows:

	2007	2008	2009	2010	2011
$ millions (Cdn)	13	86	58	43	8
In the third quarter of 2007, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the third quarter of 2007, the effective exchange rate, after allowing for hedging, was about $1.08. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
BPLP Financial Instruments
To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various sales contracts that qualify as cash flow hedges. These cash flow hedges are required to be measured at their fair value and at September 30, 2007, the mark-to-market gain on these contracts was $79 million (Cameco’s share). This amount has been recognized in “accumulated other comprehensive income” and will be brought into earnings, by year, as follows:

	2007	2008	2009	2010
$ millions (Cdn)	13	33	17	16
Outlook for Fourth Quarter 2007
We expect consolidated revenue for the fourth quarter of 2007 to be about 10% lower than in the third quarter. This is largely due to anticipated lower reported sales volumes and an expected decrease in the average realized price for uranium.
While cash from operations increased by $371 million in the third quarter of 2007 compared to the third quarter of 2006, this trend is not expected to continue for the fourth quarter. Due to timing of sales, we expect a significant increase in accounts receivable and a corresponding decrease in cash provided by operations in the fourth quarter.
Projections for the quarter assume no major changes in the ability of Cameco’s business units to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 30% over 2006 due largely to higher revenue from the uranium business. The decrease from last quarter’s forecast results from our revised uranium revenue forecast. We now expect uranium revenue to increase over 2006 revenue by about 65% rather than 75% primarily due to the decline in the spot price for uranium during the third quarter. The second quarter forecast was based on a uranium spot price of $120 (US) per pound, reflecting the UxC price as of July 23, 2007. The third quarter forecast is based on $80 (US) per pound, the industry average spot price as of September 30, 2007 as noted in the assumptions below. The benefit of higher uranium revenue is offset slightly as Cameco anticipates its share of Cigar Lake remediation expenses will be $29 million in 2007 and will reduce pre-tax earnings accordingly. For further details on the uranium business outlook, see “Uranium Outlook for the Year 2007” later in this MD&A.
We anticipate that revenue from the fuel services business will be about 5% higher than in 2006 due to an increase in the average realized selling price. Reported sales volume is anticipated to be 5% lower than in 2006. Costs associated with the temporary shutdown of our Port Hope UF6 conversion facility will be expensed as incurred until production resumes.
For 2007, we anticipate BPLP revenue to be about 7% higher than in 2006 due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor of about 90%.
Gold production (100% basis) in 2007 is expected to range between 550,000 and 560,000 ounces. The gold revenue is expected to be similar to 2006 due to higher expected realized gold prices, offset partially by lower production.
For the balance of 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $3 million (Cdn).
While year-to-date cash from operations increased by $339 million over 2006, this difference is expected to diminish over the balance of the year. In the fourth quarter of 2007, our sales are heavily weighted to December and, thus, we expect a significant increase in accounts receivable and a corresponding decrease in operating cash flow.
The financial outlook noted above for the company is forward-looking information and is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $80.00 (US) per pound, reflecting the industry average spot price at September 30, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no further disruption of supply from our facilities other than as disclosed,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.00.
If actual events differ from assumptions set out above, Cameco’s 2007 financial results may differ materially from the above forecast.
Administration costs are projected to be about 15% greater than in 2006. The increase reflects higher charges for stock-based compensation, information systems and process enhancements, and costs to maintain the workforce. Exploration costs are expected to be about $68 million in 2007. Of this, $45 million is targeted for uranium, a 41% increase over 2006.
For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our effective tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.

Outlook Information
For additional discussion on the company’s business prospects for the fourth quarter of 2007 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Fuel services
•	Nuclear electricity generation
•	Gold
URANIUM
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Revenue ($ millions)	409	136	1,051	561
Gross profit ($ millions)	274	27	568	160
Gross profit %	67	20	54	29
Earnings before taxes ($ millions)	251	14	509	132
Average realized price
($US/lb)	52.76	20.12	37.24	19.96
($Cdn/lb)	56.78	24.10	42.13	23.99
Sales volume (million lbs)[1]	7.2	5.5	24.7	23.1
Production volume (million lbs)	4.2	5.9	14.3	15.5

[1]	Revenue on 2.6 million pounds previously deferred due to standby product loans was recognized in the second quarter of 2007 as a result of the cancellation of two of the product loan agreements.
Uranium Results
Third Quarter
Compared to the third quarter of 2006, revenue from our uranium business increased by $273 million to $409 million due to a 136% increase in the realized selling price and a 31% increase in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price for the third quarter of 2007 was primarily due to higher uranium spot prices, which averaged $96.33 (US) per pound compared to $50.83 (US) in the same quarter of 2006. Realized prices under fixed-price contracts were also stronger.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), increased to $135 million in the third quarter of 2007 from $109 million in the third quarter of 2006 due to the rise in reported sales volumes and a 5% increase in the unit cost of product sold. The unit cost of product sold increased primarily as a result of higher royalty charges, which increase with the realized price.

Our earnings before taxes from the uranium business increased to $251 million, from $14 million in the third quarter of last year. The gross profit margin increased to 67% compared to 20% in the third quarter of 2006.
Year to Date
As a result of terminating two loan agreements in April of 2007, the year-to-date results include recognition of previously deferred revenue totalling $39 million and the associated costs of sales on 2.6 million pounds of U3O8.
Compared to the first nine months of 2006, revenue from our uranium business rose by 87% to $1,051 million due to a 76% increase in the realized selling price. Reported sales volumes were 7% higher than in 2006. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price in 2007 was largely due to higher uranium spot prices, which averaged $102.39 (US) per pound compared to $44.40 (US) in the first nine months of 2006. Realized prices under fixed price contracts were also stronger than in 2006.
In 2007, our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), increased to $483 million from $401 million in 2006 due to an 11% rise in the unit cost of product sold. The unit cost increased primarily as a result of higher charges for royalties and an 8% decline in uranium production. Royalty charges increase as the realized price increases and we have recorded $13 million in tiered royalties in the first nine months of 2007.
Our earnings before taxes from the uranium business increased to $509 million, from $132 million in 2006, primarily as a result of the rise in the realized price.
Uranium Outlook for Fourth Quarter 2007
In the fourth quarter of 2007, we expect reported sales volumes in our uranium business to be about 6 million pounds, down from the 7 million pounds reported in the third quarter due to normal variations in the timing of customer requirements. Uranium revenue in the fourth quarter is expected to be about 25% lower than in the third quarter due to lower deliveries and lower realized prices. Our average realized price will be negatively impacted by the decline in the uranium spot price during the third quarter. The unit cost of product sold is projected to be similar to the third quarter.
Uranium Outlook for the Year 2007
In 2007, uranium deliveries are expected to total 30 million pounds U3O8.
As previously disclosed, we had almost 4 million pounds of uncommitted uranium available to sell in 2007. Approximately 3 million pounds have been committed for sale in 2007 at spot market prices. The remaining 1 million pounds has been placed into long-term contracts with deliveries in 2008 and beyond. The 3 million pounds of sales are included in the 2007 uranium deliveries projection of 30 million pounds noted above. Of the 3 million pounds, approximately 2 million pounds were delivered in the first nine months of 2007.
However, due to the influence of the product loan agreements, the reported sales volume for revenue purposes in 2007 is projected to be about 31 million pounds, down from the 33 million pounds reported in the second quarter. In the second quarter, we had assumed that the remaining product loan would be terminated in 2007 resulting in the previously deferred sales of uranium being recognized in 2007. However, we now expect to terminate the loan in 2008 and therefore, the deferred revenue would then be recognized in 2008.
For 2007, we now expect our reported revenue to be about 65% greater than in 2006, due to a 70% increase in our realized price (based on the September 30, 2007 industry average spot price of $80.00 (US) per pound), partially offset by a 3% decrease in reported sales volumes. Changes in the uranium spot price would impact the prices we realize under our contracts. See the section titled “Uranium Price Sensitivity (2007 to 2017)” below for more information.
Cameco’s share of uranium production for 2007 is projected to total between 19.8 and 20.1 million pounds of U3O8, down from our second quarter estimate of 20.6 million pounds due to a forecast reduction in Rabbit Lake production. This compares to 20.9 million pounds produced in 2006. These quantities do not include Inkai production, as the mine is not yet in commercial operation.
The unit cost of product sold is projected to increase by about 15% as a result of higher royalty costs due to an increase in the realized price, the impact of tiered royalty charges and increased production costs expected to be incurred in 2007.
Cameco did not pay provincial tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalties. Capital allowances have been fully exhausted during 2007 and, therefore, Cameco is paying tiered royalties this year. We currently estimate that tiered royalties will reduce pre-tax earnings by approximately $20 million ($14 million after tax) in 2007. Once Cigar Lake commences production, we will be eligible for capital allowances related to the mine expansion, estimated to be about $325 million. We will not be required to pay tiered royalties until the additional allowances are fully exhausted. The capital allowance is calculated based on a prescribed formula. Tiered royalties are paid only on sales of uranium produced at Saskatchewan mines.
The uranium business outlook for the fourth quarter and 2007 is forward-looking information and is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, purchases and prices,

•	a uranium spot price of $80.00 (US) per pound, reflecting the industry average price at September 30, 2007, no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.00.
If actual events differ from assumptions set out above, results for Cameco’s 2007 uranium business in the fourth quarter and 2007 may differ materially from the above forecast.
Uranium Price Sensitivity 2007
For the remainder of 2007, a $10.00 (US) per pound change in the uranium spot price from $80.00 (US) per pound would change revenue by $14 million (Cdn) and net earnings by $9 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.05 (Cdn) as a result of our currency hedge program. The spot price noted is the industry average spot price at September 30, 2007.

Uranium Price Sensitivity (2007 to 2017)
Cameco has multi-year contracts in place for its uranium supply. Our current contract portfolio reflects a mix of pricing, where 60% of the volume will be priced at a market price near the time of delivery. The newer contracts with market pricing will typically include floor prices and are not limited by ceiling prices, while some of the older contracts with market pricing will be constrained by ceiling prices. The remaining 40% of the volume has prices fixed at the time of contract signing. The fixed prices as well as the ceiling and floor prices are escalated by an inflation index. As such, Cameco’s expected realized prices will vary to some extent with changes in market prices.
The table below shows an indicative range of average prices that Cameco would expect to realize under its sales portfolio at this time. The prices shown in the table are forward-looking information and are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in spot market prices. This information will change as Cameco enters into new contracts. Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption regarding spot prices. We set the spot price at the levels noted and calculated our expected realized prices at each spot price level for the period of the table. For example, under the $80 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $80 (US) at October 1, 2007 and remains at that level through 2017. Each column in the table should be read assuming the column header spot price for the entire 10-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries beginning as far out as four years after contract signing. This analysis makes a number of other assumptions that are set out below.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next 10 years, reaching a high of more than 200% of the spot price in 2013. In the $140.00 (US) scenario, Cameco would achieve average realized prices of more than 70% of the spot price by 2014 and beyond. These prices are in current dollars, which are dollars in the year they are actually received or paid.
It is useful to provide an overview of the changes in expected realized prices in 2008 compared to the information published in the second quarter of 2007. The general trend is a decline in the expected realized prices across different levels of spot price. This is largely due to recent changes in scheduled deliveries for 2008 and Cameco’s decision to terminate the remaining product loan in 2008. The loan termination results in the company recognizing revenue in 2008 on previously deferred sales of uranium, which were under legacy contracts at prices considerably lower than current market prices.
In addition, it should be noted that the 30 million pound sales volume assumption below is not a forecast for 2008 sales. We will provide a forecast of 2008 sales volume in our fourth quarter report when more accurate information is available.

Cameco Expected Average Realized Uranium Price — Constant Volumes
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

	$20		$40		$60		$80
2007	$35.75	(179%)	$36.50	(91%)	$37.25	(62%)	$38.25	(48%)
2008	$25.25	(126%)	$31.00	(78%)	$36.25	(60%)	$41.25	(52%)
2009	$27.00	(135%)	$32.75	(82%)	$38.25	(64%)	$42.75	(53%)
2010	$32.25	(161%)	$38.25	(96%)	$46.75	(78%)	$53.25	(67%)
2011	$37.25	(186%)	$41.00	(103%)	$48.75	(81%)	$54.75	(68%)
2012	$36.25	(181%)	$39.75	(99%)	$48.75	(81%)	$56.50	(71%)
2013	$41.00	(205%)	$46.50	(116%)	$56.50	(94%)	$66.00	(83%)
2014	$37.75	(189%)	$44.75	(112%)	$55.75	(93%)	$66.00	(83%)
2015	$35.50	(178%)	$43.25	(108%)	$55.25	(92%)	$66.50	(83%)
2016	$36.75	(184%)	$44.75	(112%)	$56.50	(94%)	$67.50	(84%)
2017	$31.75	(159%)	$43.00	(108%)	$57.25	(95%)	$70.50	(88%)

			$100		$120		$140
2007			$39.00	(39%)	$39.75	(33%)	$40.50	(29%)
2008			$46.25	(46%)	$51.25	(43%)	$56.25	(40%)
2009			$47.50	(48%)	$52.25	(44%)	$57.00	(41%)
2010			$60.50	(61%)	$67.50	(56%)	$74.75	(53%)
2011			$61.50	(62%)	$68.25	(57%)	$75.00	(54%)
2012			$65.00	(65%)	$73.50	(61%)	$82.25	(59%)
2013			$75.50	(76%)	$85.25	(71%)	$95.00	(68%)
2014			$76.25	(76%)	$87.00	(73%)	$97.75	(70%)
2015			$77.25	(77%)	$88.50	(74%)	$100.00	(71%)
2016			$77.75	(78%)	$88.75	(74%)	$99.75	(71%)
2017			$83.50	(84%)	$96.75	(81%)	$110.00	(79%)
The following are the key assumptions applied by Cameco in the price table above:
•	annual sales deliveries of 30 million pounds for 2007, adjusted for the accounting requirements of the loan agreements. In 2008 through 2017, we have chosen to use a single average annual sales volume of 30 million pounds in calculating the expected average realized uranium price. This is not a forecast as actual sales levels will vary and are dependent upon uranium production, other supply sources, customer requirements and timing of deliveries and Cameco’s growth plans. Cameco will provide an annual sales forecast for the upcoming year in its fourth quarter report,
•	utilities take maximum quantities where they can,
•	estimates of sales deliveries assume no further interruption in the company’s supply from its own production or from third parties beyond that disclosed,
•	2007 sales volumes are fully committed. The company is heavily committed in the next several years, with significant uncommitted volumes in the later years,
•	where baseload contracts for Cigar Lake material are impacted, deliveries are deferred to the end of those contracts,
•	no additional deferrals of deliveries resulting from the supply interruption provisions in our contracts have been included for 2008 as the impact of those provisions is expected to be minimal in this year,
•	while the decision has yet to be finalized, for the purposes of this price sensitivity analysis, additional deferrals have been assumed for the years 2009 through 2011 on the assumption we exercise the supply interruption provisions in our contracts. We estimated the deferral amounts based on our overall total contract portfolio,
•	due to the termination of two product loans, we have recognized revenue in 2007 on previously deferred sales of uranium, which were under legacy contracts at prices considerably lower than current market prices,
•	the remaining product loan is assumed to be terminated in 2008 resulting in the company recognizing revenue in 2008 on previously deferred sales of uranium, which were under legacy contracts at prices considerably lower than current market prices,
•	all uncommitted volumes are assumed to be delivered at the spot price,
•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year,
•	all other price indicators are assumed to trend toward the spot price,
•	the average realized prices estimated at each assumed spot price for 2007 include the actual $102.39 (US) average spot price for the first nine months of the year, and
•	an inflation rate of 2.5%.
If actual events differ from assumptions set out above, Cameco’s realized uranium prices may differ materially from the indicative range of prices set out in the table above.
Uranium Contracting
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term.
As noted earlier, our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Given current contracting terms available in the market, we are signing both market-related and fixed-price contracts. The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, with floor prices that provide downside protection, and retaining an adequate level of upside potential.
In general, most new offers include price mechanisms with a mix of market-related and fixed components. The fixed-price component is generally near the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component includes a floor price (escalated by inflation). While the level of floor prices secured will depend on the prevailing market prices at the time of signing, recently they have been in the mid $40 (US) range. In some cases, where the duration of the contract is long, for example 10 years or more, we agreed to have a limited price reopener after five years of deliveries have been made.
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of about six months forward sales and uranium from opportunistic purchases in the spot market.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on September 30, 2007 was $80.00 (US) per pound U3O8. However, on October 1, 2007, UxC published a spot price of $75.00 (US) per pound, equal to the TradeTech price at September 30, 2007. This is down 45% from $135.50

(US) at June 30, 2007 and compares to $54.88 (US) on September 30, 2006 and $45.75 (US) on June 30, 2006.
Spot market volume reported for the third quarter of 2007 was 2 million pounds U3O8 and 13 million pounds in the first nine months of 2007. This compares to 12 million pounds in the third quarter of 2006 and 30 million pounds in the first nine months of 2006.
Buyers entered the third quarter of 2007 with reduced purchasing power following the 43% increase in the average spot price during the second quarter. This resulted in a number of buyers purchasing much smaller volumes due to budget limitations, as well as, a decrease in speculative buying in the third quarter. As demand declined, spot prices began to fall, with the TradeTech published price reaching a low of $75 (US) per pound during the third quarter. The decrease in price resulted in a number of uranium auctions being cancelled. Sellers were reluctant to complete a sale at the lower prices, contributing further to the lower spot market volumes discussed above.
It is expected that spot market demand will increase in the fourth quarter, largely as a result of discretionary demand. Recently, we have seen the spot price increase to $85 (US) as buying interest returns.
Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on September 30, 2007 was $95.00 (US) per pound U3O8, no change in price from June 30, 2007. This compares to $54.50 (US) on September 30, 2006 and $46.75 (US) on June 30, 2006.
The long-term market remained active in the third quarter as utilities continued to seek secure supply with reliable primary suppliers in an effort to mitigate supply risk. Long-term contracting in 2007 is expected to be in the order of 200 million pounds U3O8, similar to the volumes contracted in 2006.
Uranium Operations Update
Uranium Production

	Three months ended		Nine months ended
Cameco’s share of	September 30		September 30		2007 planned
production (million lbs U3O8)	2007	2006	2007	2006	production
McArthur River/Key Lake	2.6	3.9	9.2	9.9	13.1
Rabbit Lake	0.9	1.1	3.0	3.7	4.0 - 4.3
Smith Ranch/ Highland	0.5	0.7	1.5	1.4	1.9
Crow Butte	0.2	0.2	0.6	0.5	0.8
Total[1]	4.2	5.9	14.3	15.5	19.8 – 20.1

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation.

McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake in the third quarter of 2007 was 2.6 million pounds U3O8. This was lower than the planned quarterly production of 3.3 million pounds, primarily due to startup delays following a scheduled maintenance shutdown. Cameco’s production of 9.2 million pounds U3O8 for the first nine months of 2007 is lower than for the same period of 2006.
Cameco’s share of production for the fourth quarter of 2007 is targeted to be 3.9 million pounds U3O8, the same level of production as the second quarter of 2007 and the third quarter of 2006. Planned production for 2007 remains 13.1 million pounds (Cameco’s share of the licensed limit).
As previously reported, we have applied to increase the annual licensed production capacity at the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 from the current 18.7 million pounds. This application had been undergoing an environmental assessment (EA), which has been temporarily halted as the company develops and implements a plan to reduce selenium and molybdenum discharges in the mill effluent.
Before we can achieve the full increase in production at the McArthur River/Key Lake operations, there are a number of activities that need to be completed. We need to:
•	resubmit the environmental assessment (EA),

•	obtain regulatory approvals for the EA as well as licence approval to operate at higher production levels,

•	demonstrate the effectiveness of our plan to reduce selenium and molybdenum discharges in the mill effluent,

•	transition to new ore zones at the McArthur River mine and

•	complete the revitalization work at the Key Lake mill.
As such, we anticipate it will be a number of years before we can achieve the full planned increase at these operations. Increased annual production to an intermediate level between 18.7 and 22 million pounds may be possible prior to the completion of the Key Lake mill revitalization work, but will require completion of the other items noted.
Cameco continues to implement its plan to reduce selenium and molybdenum discharges in the mill effluent. We expect to complete the first phase of this plan in the first part of 2008 through modifications to the effluent treatment process. We anticipate these changes will significantly reduce selenium and molybdenum discharges in the mill effluent.
Mine planning, development and freeze-hole drilling for the McArthur River transition are ongoing. We have increased the number of drills available for freeze hole drilling to seven and crews are in place. Two drills in the fleet are using a modified drilling method, which may allow for drilling productivity improvements.
Pre-feasibility assessment work continues for revitalization of the Key Lake mill and completion of this assessment is now anticipated in the first quarter of 2008.
At McArthur River, tunnelling of the north exploration drift continued during the quarter. This development is intended to follow up on surface exploration drilling results from 2005 and 2006.

The north exploration development will continue into 2008, followed by an underground diamond-drilling program to delineate targets previously identified from surface in order to develop mine plans.
Rabbit Lake
Rabbit Lake produced 0.9 million pounds U3O8 during the third quarter. Production for the first nine months of 2007 was 3.0 million pounds. For the first three quarters of 2007, both tonnage and mill head grade were lower than in the same period in 2006. Changes to the mine plan, which were necessary while we carried out work to obtain regulatory approvals for a new mining zone, contributed to the production shortfall during the first six months of 2007. Although mine plan adjustments were made, production from the new zone has been restricted by higher than anticipated radon gas levels. Steps taken to manage workers’ radon exposure have slowed production. As a result, production is expected to be lower than forecast for the remainder of 2007. Rabbit Lake is now expected to produce between 4.0 and 4.3 million pounds U3O8 in 2007, down from our second quarter forecast of 5.1 million pounds.
We have been successful at extending the mine life at Rabbit Lake by finding incremental reserves. However, to access these new reserves, continual adjustments to the mine plan are necessary to accommodate required changes to mine development and ventilation, thereby causing variability in the production rate. Ongoing mine planning will focus on identifying ways of smoothing production in future years.
We continue our exploration program near the Rabbit Lake operation. The underground drilling reserve replacement program has been extended to include drilling to the end of 2007 and beyond. We drilled 53,000 metres in the first nine months of 2007 to test the north zone beyond the area where reserves were identified in 2006, as well as a target south of the mine. Both areas continue to provide good indications of mineralization.
As previously reported, we have submitted an EA to process a little over one half of the future uranium production from Cigar Lake at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production and to expand the Rabbit Lake tailings facility. A CNSC hearing to consider the EA is expected by the end of the first quarter of 2008.
Engineering work for the expansion of the Rabbit Lake in-pit tailings management facility began in the first quarter of 2007. Earthwork is expected to begin in the second quarter of 2008, subject to regulatory approvals.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines produced 0.7 million pounds U3O8 in the third quarter of 2007. For the first three quarters of 2007, these operations produced 2.1 million pounds, up from 1.9 million pounds produced in the same period of 2006. Planned production for 2007 has been increased to about 2.7 million pounds from 2.4 million pounds due to better than expected performance of our wellfields in Wyoming.
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. Construction was about 60% complete, when we experienced a rockfall causing a flood of the underground development in October 2006.

Cameco continues to make progress on its remediation plan, which began in November 2006. The initial remediation activities such as drilling holes for pouring concrete and dewatering are now complete, as well as, reinforcement of the adjacent tunnel.
The next major milestone is dewatering the mine. There are a number of activities that must be completed before we can begin dewatering, including:
•	pour a concrete plug and seal the inflow area with grout,

•	confirm the effectiveness of the plug and seal,

•	assess the pore water pressure, rock quality and structure above two other areas in the mine, and

•	submit an application and receive regulatory approval to dewater the mine.
We are making progress on these activities. At the same time, we are also carrying out other assessments to develop plans for mine development and completion of the second shaft.
The following is an update on the key activities underway for achieving dewatering and other necessary work.
Activities for Achieving Dewatering
Concrete plug
The concrete barrier plug is nearing completion after pouring approximately 1,000 cubic metres of concrete in the tunnel in the vicinity of the original inflow. Our current efforts are directed at sealing the top and bottom of the plug by injecting grout around and below the concrete.
During the third quarter, we started to pour cement and inject grout behind the plug and up into the source of the water inflow. However, this activity was put on hold in order to finish sealing the barrier plug to ensure the cement and grout injected into the rock fall goes up into the formation to seal the water source rather than flow back around the plug. Progress has been slower than anticipated but we are now confident the barrier plug is effectively isolating the rock fall area from the rest of the mine. Attention will now be redirected to the rock pile behind the plug and the source of the water inflow. We expect sealing of the inflow area to take about six more weeks to complete.
Before dewatering, we plan to conduct a preliminary test of the effectiveness of the plug and sealed rockfall area by drawing down the water level in the shaft to an intermediate stage and measuring the water inflow. The plug and seal will be considered effective if the total mine water inflow is limited to a rate considered safe for mine re-entry. Dewatering will be possible after the plug and seal are proven to be effective, subject to our completing all of the necessary technical assessments and obtaining regulatory approval.
Assessments
Prior to dewatering, we need to conduct a geotechnical assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. To ascertain this, we are drilling a number of holes to assess the pore water pressure, as well as rock quality and structure in these two areas. Two of four planned holes have been completed and two are in progress. Depending on the results of the first four holes, some additional holes may be required. We expect results from this assessment to be available by year end.

Regulatory Approval for Dewatering
In addition to the technical work, we need to complete the corrective actions we committed to do following the root cause investigation, as well as file for and receive regulatory approval to proceed with the next phases of remediation. In December, we anticipate we will have a more specific target date for dewatering when we have made further progress on the geotechnical assessments and on the corrective actions committed to by Cameco to the CNSC (discussed below).
Major Steps After Dewatering
•	Assessment of Underground
-	includes mine re-entry, establishment of safe staging areas and safe mine access, inspection of underground status, and if required, initiation of ground freezing from surface;
•	Secure Underground
-	includes pouring an engineered bulkhead to completely plug the inflow area and any remedial work necessary to secure the mine;
•	Rehabilitate Mine
-	includes ventilation, pumping systems and electrical systems, among others;
•	Return to Pre-flood Construction and Mine Development Activities.
All of these steps will be subject to regulatory approval. In addition, the construction and mine development activities will be the subject of a future licence application once a definitive mine development plan is established based on knowledge of the mine condition and the information from the additional assessments described.
Other Cigar Lake Activities
Licence Renewal
Cameco has filed an application with the CNSC to renew and amend the Cigar Lake construction licence that will be reviewed at a commission hearing on November 1, 2007. The scope of the licence will cover the approved surface construction activities and the mine remediation plan. We anticipate a decision by the CNSC in December 2007. The resumption of pre-flood underground construction and development activities will require a subsequent amendment to the construction licence. This will be initiated once the mine development plan and scope are clearly defined.
In reviewing the subsequent license amendment, the CNSC will consider the progress Cameco has made on the corrective actions it committed to make such as providing better management oversight and accountability. This includes putting the necessary structure, people, and processes in place to ensure there is accountability for meeting more rigorous standards for governance, quality and safety throughout the organization.
Cameco continues to make progress in all these areas.
Other Assessments Underway
Cameco is undertaking further assessment of the rock structure around the partially completed second shaft. We have initiated several geophysical surveys from surface (borehole seismic, vertical seismic, induced polarization, gravity survey, etc) to gather more detailed images of the structures and geology in and around the mine and shaft 2 workings to better facilitate the mine remediation and future mine planning. It is expected these programs will be essentially complete in the next six months or so; however, initial results from these programs are already being incorporated in the plans.
Surface Construction
During the third quarter, construction of the surface shaft 2 ventilation fans and the slurry load-out facilities was initiated and modifications to the dewatering ponds to provide additional holding capacity and the installation of water-handling piping infrastructure were completed.
Production Restart
As previously announced, completing the second shaft as a priority item and the delay in some remediation activities would set back the planned production startup date from 2010 to 2011. We have now made the decision to complete the second shaft prior to completion of some of the underground mine development program and some of the remediation activities are taking longer than anticipated. As a result, the production startup date is now expected to be 2011, at the earliest. We will be able to provide a firmer production startup date after the mine has been dewatered and the condition of the underground development has been assessed and the findings incorporated in the new mine development and production plans. As noted above there are a number of conditions and activities that must be completed, including corrective actions, before dewatering can begin.
The Cigar Lake expected production date is forward-looking information and is based upon the following key assumptions:
•	timely completion of the remediation activities described in the Cigar Lake discussion above;

•	timely completion of the second shaft and underground development;

•	certain assumptions regarding the timing of regulatory approvals, including for conducting surface construction and remediation activities, completing the second shaft, re-commencing underground development and commencing production;

•	certain assumptions regarding the condition of the existing underground workings, which condition will not be known until the mine has been dewatered; and

•	that the information obtained after dewatering the underground workings does not impact our mine development and production plans in a material way.
Cigar Lake is a challenging deposit to develop and mine. These challenges include control of groundwater and weak ground formations. If actual events differ from the key assumptions set out above, the commencement date of production from Cigar Lake may differ materially from the above forecast.
Next Update
We will provide an update for Cigar Lake after we have received the licensing decision from the CNSC, anticipated in December.
Contracting
As previously disclosed, Cameco has protection in most of its contracts providing the right to reduce, defer or cancel volumes on a pro-rata basis if we experience a meaningful shortfall in planned production. All contracts also contain standard force majeure protection. We plan to review our delivery commitments from 2009 to 2011 to determine if we need to apply supply interruption in these years.

Inkai
At the Inkai ISR project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is underway for the commercial processing facility. In 2007, we expect to begin commissioning the facility, subject to regulatory approvals. We expect startup of commercial production in 2008, subject to the availability of acid as noted below.
At block 2, the test mine produced about 0.1 million pounds U3O8 during the third quarter of 2007. We plan to apply for a mining licence in 2007. Commercial development of block 2 is planned for 2008.
During the third quarter of 2007, an issue emerged that could affect start dates and production estimates for Inkai. A fire at one acid plant in Kazakhstan and a delay in the startup of a new plant has limited the availability of acid required for mining. Inkai and other ISR operations in Kazakhstan are receiving acid allotments. These allotments could continue through the second quarter of 2008 or longer, through Kazatomprom, Cameco’s state-owned joint venture partner in the project. Inkai is reviewing alternative supply options. The restricted acid supply is expected to impact Inkai production in the fourth quarter of 2007 and in 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds (Cameco’s share is 60% or 3.1 million pounds) per year by 2010. However, a recently signed non-binding memorandum of understanding (MOU) between Cameco and Kazatomprom provides for the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed.
While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU will be 50%, raising Cameco’s share of the future annual production at Inkai to 5.7 million pounds.
In addition to the increased production, Cameco will work with Kazatomprom under the MOU to study the feasibility of constructing a uranium conversion facility in Kazakhstan and elsewhere. Cameco would provide the technology and potentially hold an interest of up to 49% in the facility, at the company’s discretion.
Cameco anticipates that binding agreements will be signed in 2008 and that various government approvals will be required as the agreements are implemented.
New legislation in Kazakhstan recently took effect allowing the government to renegotiate previously signed subsoil use agreements. Cameco does not have any reason to believe the new law will be applied to uranium projects in Kazakhstan. However, it is a concern going forward and we continue to monitor how the government uses this new legislation.
A one-time commercial discovery bonus will be payable when Inkai receives confirmation of Kazakh-defined recoverable reserves located in a particular licensed area. The bonus is calculated as 0.05% of the value of Kazakh-defined recoverable reserves. Inkai expects to pay this bonus in the fourth quarter, which is estimated to range between $5 million and $20 million (US), with respect to block 2. The bonus is paid to the Kazakh government. The Kazakh-defined reserves do not conform with, and are not equivalent to, reserves classified under Canadian securities laws. Some reserve categories used by Kazakhstan overlap with multiple Canadian resource categories, and contrary to Canadian standards, Kazakh-defined reserves can be based on the equivalent of inferred resources. The reconciliation of Kazakh-defined reserves to Canadian resources and reserves definitions will be required for future disclosure.
Uranium Production Outlook
We are providing an update for our near-term production outlook with the information currently available in the table below.
Cameco’s Share of Production (million pounds U3O8) Excluding Cigar Lake1

Current Forecast	2007	2008	2009	2010	2011
McArthur River/Key Lake [2]	13.1	13.1	13.1	13.1	13.1
Rabbit Lake [3]	4.0 - 4.3	4.5	3.2	1.8	3.1
US ISR[4]	2.7	2.7	2.9	3.8	4.6
Inkai	0.4	1.2	3.0	3.1	3.1
Total	20.2 – 20.5	21.5	22.2	21.8	23.9

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered and the condition of the underground development has been assessed.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has been left at the current licensed capacity. Once approval has been received, it is expected to take about two years to ramp up production to a sustained higher level. (See discussion in the “Uranium Operations Update” section of this report under the heading “McArthur River/Key Lake”).

[3]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower-grade material. We are optimistic that some of the existing resources will be reclassified as reserves and add to production in the latter years. In addition, ongoing mine planning will focus on identifying means of smoothing the production profile in future years.

[4]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US.
When compared to the estimates provided in the first quarter of 2007, the major change is with Rabbit Lake production, which has generally declined in each year other than 2011. This variability is due to changes made to the mine plan as we assess the best way to extract the remaining reserves. As noted, we will focus on identifying ways of smoothing Rabbit Lake production in future years.
As we have noted in the past, Cameco purchases and resells significant quantities of uranium. Consequently, we sell more uranium than we produce from our minesites. Cameco has multi-year purchase agreements in place, the most significant being our purchase of uranium derived from blended-down Russian highly enriched uranium (HEU), under which we expect to purchase about 7 million pounds uranium equivalent annually over the period covered by the above table. We also have other committed term purchase arrangements for smaller annual quantities. In addition, we make short-term and spot market purchases.
The current uranium production and HEU purchase forecast noted above for the company is forward-looking information and is based upon the following key assumptions:
•	the company’s forecast production for each operation is achieved,

•	the company’s schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining,

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production,

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks, and

•	the HEU supplier complies with its delivery commitments.
No assurance can be given that the indicated quantities will be produced. Expected future production is inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. If actual results differ from the assumptions set out above, Cameco’s uranium production and HEU purchases may differ materially from the above forecast.
Uranium Exploration Update – Third Quarter 2007
Saskatchewan Exploration
Drilling programs on Cameco’s eastern Athabasca Basin exploration projects were completed by the end of the third quarter.
On the Dawn Lake project, drilling at Collins Creek comprised 14 drill holes totalling nearly 3,000 metres. The summer program was aimed at closing off existing drill sections and starting the 25 metres in-fill work. Several significant mineralized intercepts were encountered including one drill hole, which intersected 25 metres of 1.4% eU3O81 in the sandstone above the unconformity. Cameco’s interest in the Dawn Lake project is 57.5%.
In the third quarter, a revised resource estimate for the Millennium deposit was completed, incorporating the last two drill holes from the 2006 drilling program and the recent structural interpretation. The indicated resources have increased approximately 20% due primarily to an increase in grade. Indicated resources are now estimated at 469,000 tonnes averaging 4.5% U3O8 (46.8 million pounds U3O8) while inferred resources remain at 214,000 tonnes averaging 2.1% U3O8 (9.7 million pounds U3O8). Cameco’s interest in the Millennium deposit is 42.0%.
Feasibility related activities on the Millennium deposit continued during the third quarter, including the processing of the 3D seismic survey data, environmental baseline studies, metallurgical testing, underground design, and surface facility designs. Drilling along the prospective trend that hosts the Millennium deposit was completed by the end of September. A total of almost 4,400 metres were completed in 10 holes.
Drilling to evaluate the P2 trend north of the McArthur River mine was completed early in July. In total, approximately 13,800 metres were drilled in 25 holes using a combination of conventional and directional drilling. Continued testing of the P2 structure at regular 200-metre intervals towards the northern property boundary, which is a distance of nine kilometres northeast of the mine, is planned for 2008. Cameco’s ownership of the McArthur River joint venture is 69.8%.
On the AREVA operated Cree Zimmer project, surrounding the Key Lake operation, drilling commenced in mid August and continued through to the end of September. Thirteen drill holes totalling about 3,100 metres were drilled in the P-zone and along the Key Lake fault southwest

[1]	Equivalent % U3O8, which is based on downhole radiometrics. The chemical assay is pending.

of the historic deposits. The best hole of the summer program intersected three zones of weak to moderate mineralization. It was designed to test approximately 20 metres north of known mineralization and to test below the historical drilling. Cameco’s ownership of the Cree Zimmer joint venture is 83.3%.
On the Waterbury/Cigar Lake Joint Venture project operated by AREVA, the dominant activity was drilling at Cigar East and Tibia Lake. The drilling program consisted of 12 holes for a total of about 6,000 metres. Nine drill holes tested the Cigar East area and three drill holes investigated the Tibia Lake area. The drilling in the Cigar East area extended the mineralization intersected in 2006 over a strike length of approximately 120 metres. Mineralization was intersected in four drill holes. Drilling in the Tibia area intersected prospective sandstone alteration, large zones of structural deformation, favorable basement lithologies and weak mineralization in two of the three drill holes. Cameco’s interest in the Waterbury property is 50.0%.
Drilling continued on the Virgin River project (98% UEM inc., 2% Coronation Mines) with the objective of defining the limits of the Centennial zone mineralization discovered in 2004. The Centennial zone has now been defined over a strike length of at least 550 metres and remains open for expansion along the strike to the south. During the third quarter, intersection of the highest-grade uranium mineralization to date was encountered, and validated a newly developed geological interpretation of the mineralizing system. The next phase of drilling is scheduled to begin in January, and will focus on testing the new interpretation in more detail.
Canadian Exploration
During the quarter, two drill holes were completed on the Cameco, wholly owned Otish project in Quebec. One of these holes intersected mineralization of 1.06% eU3O82 over nearly 16 metres in the original zone. Mapping and sampling programs were also completed during the quarter on three Cameco-owned projects in Nunavut and the Northwest Territories.
Strategic Alliances
Cameco augments its exploration activity with partnerships, joint ventures and equity investments in other companies to ensure that we have an opportunity to participate in the development of a range of new deposits.
In the third quarter, three new strategic alliances were announced:

Investment	Geographic Location of Exploration Assets
Western Uranium Corporation	United States and Canada
Vena Resources Inc.	Peru
Cue Capital Corp.	Paraguay
Cameco is making investments in these companies in return for the right to acquire a controlling interest in these companies’ land holdings, where and if, a significant economic discovery is made.

[2]	Equivalent % U3O8, which is based on downhole radiometrics. The chemical assay is pending.

FUEL SERVICES
Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Revenue ($ millions)	54	39	162	141
Gross profit ($ millions)	(2)	(3)	12	13
Gross profit %	(4)	(8)	7	9
Earnings before taxes ($ millions)	(3)	(3)	10	11
Sales volume (million kgU)[1]	4.4	4.2	10.6	11.9
Production volume (million kgU)	1.0	3.4	8.1	9.2

[1]	Kilograms of uranium (kgU)
Fuel Services Results
Third Quarter
In the third quarter of 2007, revenue from our fuel services business was $54 million, an increase of $15 million compared to the same period in 2006 due to a 5% increase in reported sales volumes and a 19% increase in the average realized price.
Total cost of products and services sold, including DDR, increased by 33% to $56 million from $42 million in 2006. In addition to the higher deliveries, the cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. For more details on the plant shut down, see the discussion under “Port Hope Conversion Facility” later in this report. All costs associated with the UF6 conversion plant ($8 million) have been expensed as incurred since the shutdown. See note 18 of the unaudited consolidated financial statements for more information.
In the third quarter of 2007, the company recorded a loss before taxes in fuel services of $3 million, the same as in 2006.
Year to Date
As a result of terminating two product loan agreements in April of 2007, the year-to-date results include recognition of previously deferred revenue totalling $3 million and the associated costs on conversion services deliveries of 0.4 million kgU.
In the first nine months of 2007, revenue from our fuel services business was $162 million, an increase of $21 million compared to the same period in 2006, as the impact of a decline in reported sales volumes was offset by an increase in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices but the trend has been positive.
Total cost of products and services sold, including DDR, increased to $150 million from $128 million in 2006. The effect of the lower volume was offset by higher costs, which were largely attributable to the shutdown of the UF6 conversion plant and the mix of products delivered in 2007. A higher proportion of sales were attributable to fabrication in 2007.

In the first nine months of 2007, earnings before taxes were $10 million, compared to $11 million in 2006 and the gross profit percentage decreased to 7% from 9% in the first nine months of 2006.
Fuel Services Outlook for Fourth Quarter 2007
For the fourth quarter of 2007, our fuel services revenue is projected to be about 50% higher than that of the third quarter due to an expected increase in deliveries. It is anticipated that the average realized price will be slightly higher.
Fuel Services Outlook for the Year 2007
Cameco expects 2007 revenue from the fuel services business to be nearly 5% higher than in 2006 due to an anticipated increase in the average realized selling price. Reported sales volumes are expected to be about 5% lower than in 2006.
Reported sales volume from fuel services in 2007 is expected to total 17.6 million kgU, down from our earlier estimate of 19.1 million kgU. As we have previously indicated, Cameco’s sales targets are typically not fully committed as we enter a year. We have decided not to pursue further sales of conversion beyond the 17.6 million kgU given the temporary suspension of UF6 production noted below. This compares to sales of 18.5 million kgU in 2006. The total cost of product sold is expected to increase due largely to the expensing of standby costs incurred during the shutdown of the UF6 plant. For more details on the plant shut down, see the discussion under “Port Hope Conversion Facility” later in this report.
The fuel services business segment outlook for the fourth quarter and 2007 is forward-looking information and is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no further disruption of supply from our facilities,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.00.
If actual events differ from the assumptions set out above, the results for Cameco’s fuel services business segment in the fourth quarter and in 2007 may differ materially from the above forecast.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.

UF6 Conversion Market Update
Spot market and long-term UF6 conversion prices were steady over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Sept 30/07	June 30/07	Sept 30/06	June 30/06
Average spot market price ($US/kgU)
• North America	11.13	11.63	11.63	11.63
• Europe	11.15	11.15	12.00	12.00
Outlined below are the industry’s average long-term prices (TradeTech and UxC) for North American and European conversion services.

	Sept 30/07	June 30/07	Sept 30/06	June 30/06
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.00	13.00	13.50	13.50
Fuel Services Operations Update
Blind River Refinery
We produced 1.9 million kgU as UO3 in the third quarter of 2007 compared to 3.2 million kgU in the third quarter of 2006. Total UO3 production for the first nine months of 2007 was 8.3 million kgU compared to 13.5 million kgU for the same period in 2006. Limited supply of uranium feed for the plant has resulted in lower UO3 production in 2007.
Production at the Blind River refinery has been constrained due to the lack of uranium feed, as deliveries continue to fall short of plan. Under our conversion services contracts, customers supply the uranium concentrates to be processed. In the past, many customers stored large inventories at our facility, providing ample feedstock for the refinery. Customers now hold virtually no inventory as concentrates and provide the feedstock on a just-in-time basis.
Shipments of UO3 were made to Springfields Fuels Limited (SFL) in the third quarter so that they could maintain adequate inventories.
We have received comments from various federal agencies on the draft EA submitted in support of our application to increase the licensed capacity of the refinery to 24 million kgU as UO3. We have addressed the agency questions and anticipate the CNSC will issue its draft screening report for public comment during the fourth quarter. Final approval is expected by the end of the first quarter of 2008.

Port Hope Conversion Facility
Cameco’s Port Hope conversion facilities produced 0.9 million kgU as UF6 and UO2 in the third quarter of 2007, compared to 3.2 million kgU in the third quarter of 2006. The lower production reflects suspended operation of the UF6 plant as described below and a summer shutdown of the UO2 plant. Conversion production was 7.6 million kgU for the first nine months of 2007 compared to 8.6 million kgU for of the same period in 2006.
On July 13, 2007, contamination of the soil under the UF6 plant was discovered. After initial localized investigations, production of UF6 was suspended on July 19, 2007 to allow a comprehensive investigation. Relevant regulatory agencies were notified and continue to receive daily updates. The local community was also advised of the situation and is being updated.
Extensive work has been carried out to determine the extent of the contamination, assess possible methods of managing it, and determine how to prevent future contamination. On October 24, 2007, Cameco received test results from a groundwater sample taken in the conversion facility’s parking lot indicating levels of uranium, arsenic and potassium above historic results from regular monitoring wells in the same area. These results indicate that the contamination may have passed under a municipal road that runs through the site. Drilling and sampling to determine the extent of the contamination will continue in the fourth quarter. The concentrations of these materials are very low, measured in parts per million, and the contamination remains isolated.
Cameco’s priority now is to prevent further spread of the contamination. We have begun installation of a control system intended to block the flow of groundwater in this area. Water collected through the system will be treated to remove contaminants before release to the environment. These measures will be part of a broader system to be installed subject to regulatory approval.
Three extensive reports on the situation at the UF6 plant have been provided to the regulators and a significant development report was presented to the CNSC on September 13, 2007. The most recent report, submitted on October 15, 2007, provided a root cause analysis of the contamination and corrective actions that will be carried out in the plant. In essence, corrosive chemicals and other liquids contacted floor structures such as pits and trenches that were not well designed for holding liquids over extended periods.
This situation will not be allowed to continue. Cameco has changed its operating practices to ensure that greater attention is paid to proper use and maintenance of in-ground structures.
Cameco has already begun to act on the report by developing a plan to address the corrective action recommendations resulting from the root cause analysis. One immediate action taken was establishment of a task force, led by a third-party consultant that has developed design criteria for in-ground structures and liquid management practices. Cameco will also develop and install a new groundwater monitoring system that will provide early detection of leaks from the UF6 plant and the ability to assess the effectiveness of the groundwater control measures that will be put in place.
Despite the problems arising from past practices, the health and safety of employees and the public have not been jeopardized.

Approval by CNSC staff is required to restart UF6 production. UF6 production is now expected to resume late in the first quarter of 2008 subject to regulatory approvals.
In addition to our production at the Port Hope facility, we expect to secure up to another 4.4 million kgU as UF6 from the SFL facility in 2007.
Cameco plans to meet scheduled UF6 deliveries for the remainder of the year based on existing inventory and production from the SFL facility. Cameco has sufficient UF6 inventory on hand to meet delivery commitments through the end of the first quarter of 2008, assuming customers do not accelerate deliveries and other UF6 production and purchases proceed as planned.
Suspension of UF6 production does not affect uranium dioxide (UO2) production or other activities at the site.
The CNSC has not yet issued the draft scope for the required EA of the Vision 2010 project to clean up and modernize the Port Hope conversion facility site. Cameco expects to receive the draft EA scope in the fourth quarter of 2007. The CNSC has indicated that the EA scope is not likely to be finalized until mid 2008.
Fuel Manufacturing
The production of fuel bundles was suspended for a number of weeks during the third quarter of 2007 after a customer raised concerns about a defective fuel bundle manufactured by Zircatec, that was discharged from a reactor on August 9, 2007. A root-cause analysis of the defective bundle was conducted with the help of Nuclear Safety Solutions, an external consultant. All aspects of the manufacturing process that might have led to the defective bundle were considered. As a result of the investigation, Zircatec has introduced a more rigorous process review and control regime to ensure customer expectations are met. Although no definitive cause of the defective bundle was identified, some possibilities were recognized, which has led to some manufactured bundles being tracked closely. The investigation will not be completed until the customer has completed its post-irradiation examination early in 2008.
On October 1, 2007 Zircatec resumed production. The shortfall in production will be made up during the coming months. A shortfall in bundle production that occurred in 2006 was made up by the end of the second quarter of 2007.
Based on the EA guidelines for the modifications to the Zircatec plant required to produce slightly enriched uranium (SEU) fuel for Bruce Power, a draft EA screening report was produced by the CNSC and sent out for a 30-day public comment period on September 19, 2007. This report will be revised by CNSC staff and presented for consideration by the commission at a future hearing.

NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Output - terawatt hours (TWh)	6.8	6.5	18.6	19.8
Capacity factor (%) [1]	96	92	88	94
Realized price ($/MWh)	53	48	52	49
Average Ontario electricity spot price ($/MWh)	47	46	48	48
($ millions)
Electricity revenue	362	312	960	964
Operating costs [2]	206	206	674	577
Cash costs
- operating & maintenance	124	134	448	366
- fuel	19	17	49	48
- supplemental rent [3]	28	28	85	85
Non cash costs (amortization)	35	27	92	78
Income before interest and finance charges	156	106	286	387
Interest and finance charges	(6)	12	0	35
Earnings before taxes	162	94	286	352
Cash from operations	174	194	341	433
Capital expenditures	15	32	57	65
Operating costs ($/MWh)	30	33	36	30
Distributions	125	135	270	415

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2007.
In the third quarter of 2007, BPLP generated cash from operations of $174 million compared to $194 million in the third quarter of 2006. The decrease reflects increased working capital requirements, which more than offset the higher revenues. Capital expenditures for the third quarter of 2007 totalled $15 million compared to $32 million during the same period in 2006.
BPLP also distributed $125 million to the partners in the third quarter, with Cameco’s share being $40 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2007	2006	2007	2006
BPLP’s earnings before taxes (100%)	162	94	286	352
Cameco’s share of pre-tax earnings before adjustments	51	30	90	111
Proprietary adjustments	(2)	1	1	4
Pre-tax earnings from BPLP	49	31	91	115
Third Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $49 million during the third quarter compared to $31 million over the same period in 2006. This increase in 2007 was due to improved realized prices and higher generation in the quarter.
Output
BPLP achieved a capacity factor of 96% in the third quarter of 2007, compared to 92% in the same period of 2006. During the third quarter of 2007, the BPLP units generated 6.8 TWh of electricity compared to 6.5 TWh in 2006.
Outlined below are the maintenance activities for BPLP that occurred during the third quarter of 2007.
Unplanned Outages

Bruce B Unit 6	•	There was an 8-day outage on Unit B6 to repair a heat transport system leak.
During the third quarter of 2007, the B reactors were offline for eight days, due to unplanned outages. In the third quarter of 2006, the B reactors experienced 24 days of outages.
Price
For the third quarter of 2007, BPLP’s electricity revenue increased to $362 million from $312 million over the same period in 2006 due to a stronger price and higher output.
The realized price achieved from a mix of contract and spot sales averaged $53 per MWh in the quarter, which was 10% higher than the realized price last year. During the quarter, the Ontario electricity spot price averaged $47 per MWh, compared to $46 per MWh in the third quarter of 2006.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the third quarter of 2007, about 30% of BPLP output was sold under fixed-price contracts, down from the 53% level during the same period in 2006.
Cameco provides guarantees of up to $47 million to customers under these contracts. At September 30, 2007, Cameco’s actual exposure under these guarantees was nil. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to

Ontario Power Generation Inc. (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to the CNSC and $58 million to OPG at September 30, 2007.
Costs
Operating costs (including amortization) were $206 million in the third quarter of 2007, unchanged compared to the same period of 2006. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the third quarter of 2007 was $30, compared to $33 in the third quarter of 2006.
Year to Date
Earnings Before Taxes
For the nine months ended September 30, 2007, BPLP earnings before taxes were $286 million compared to $352 million in 2006. The lower earnings are a result of lower electricity generation and higher operating costs. For the year to date, Cameco’s earnings before tax from BPLP amounted to $91 million compared to $115 million over the same period in 2006.
Output
For the first nine months of the year, the BPLP units achieved a capacity factor of 88%, compared with 94% in the same period last year. These units produced 18.6 TWh during the first nine months of 2007, a decrease of 1.2 TWh over the same period last year due primarily to the planned outage of unit 6, which was completed in April.
Price
For the first nine months of 2007, BPLP’s electricity revenue totalled $960 million, compared to $964 million in 2006. During the period, BPLP’s realized price averaged $52 per MWh from a mix of contract and spot sales compared with $49 per MWh during the same period last year. The Ontario electricity spot price averaged about $48 per MWh during the first nine months of the year, unchanged from a year ago.
During the first nine months of 2007, about 37% of BPLP’s output was sold under fixed-price contracts compared to 50% in the same period in 2006.
Costs
For the first nine months of 2007, operating costs were $674 million, compared with $577 million in the same period in 2006. This increase primarily reflects the additional costs associated with the unit B6 planned outage, additional overtime to maintain the base work programs, winter storm coverage during the first quarter and higher post-employment benefits and other employee-related costs.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to changes in output, as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As a result, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. Demand for electricity is very sensitive to Ontario weather patterns.
BPLP’s Outlook for Fourth Quarter 2007
In the fourth quarter of 2007, there are no planned outages. As a result, BPLP’s average unit costs are expected to be about $30 per MWh, approximately the same as in the third quarter of 2007.
For the fourth quarter of 2007, we anticipate BPLP revenue to be approximately the same as in the third quarter, as generation and the estimated average realized price are expected to be similar.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average about 90% compared to 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continued reliable performance with the only planned outage being the one completed in April.
For 2007, the average unit cost is expected to rise to about $35 per MWh compared to $31 in 2006. Total costs are expected to rise by 10% in 2007 over 2006. The increase is due primarily to a rise in staff costs, the costs associated with the planned outage, higher fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007, reflecting the addition of the new capital projects.
For 2007, we anticipate BPLP revenue to be 7% higher than in 2006 due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. In 2006, the average realized price was $48 per MWh.
The fourth quarter and 2007 outlook for BPLP is forward-looking information and assumes that the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices. If actual events differ from these assumptions, BPLP’s results for the fourth quarter and 2007 may differ materially from the above forecast.
Electricity Price Sensitivity Analysis
For the remainder of 2007, BPLP has about 2.5 TWh under contract, which would represent about 36% of Bruce B generation at its planned capacity factor. For the remainder of 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $1 million.
GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.

Financial Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Revenue ($ millions)	104	86	317	314
Gross profit ($ millions)	23	10	87	90
Gross profit %	22	12	27	29
Realized price (US$/ounce)	680	617	665	595
Sales volume (ounces)	144,000	124,000	427,000	464,000
Gold production (ounces) [1]	137,000	126,000	423,000	444,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Third Quarter
For the three months ended September 30, 2007, revenue from our gold business increased by $18 million to $104 million compared to the third quarter of 2006. The increase in revenue was due to higher production and an improved realized gold price. The realized price for gold rose to $680 (US) per ounce in the quarter compared to $617 (US) per ounce in the third quarter of 2006, due to higher spot prices.
Kumtor’s production was 78,000 ounces compared to 53,000 ounces in the third quarter of 2006. This increase was due to increased throughput and a higher mill head grade that averaged 2.1 grams per tonne (g/t) in the quarter compared to 1.6 g/t in the same period in 2006.
Production at Boroo was 59,000 ounces in the quarter compared to 73,000 ounces in the third quarter of 2006. The average head grade of ore fed to the mill was 3.6 g/t compared 4.2 g/t the same period last year.
Year to Date
For the nine months ended September 30, 2007, revenue from our gold business increased by $3 million to $317 million compared to 2006. The increase in revenue was due to a higher realized gold price, which offset the impact of lower output. Production at Kumtor continues to be impacted by the pitwall movement that occurred in July 2006. The realized price for gold rose to $665 (US) per ounce in 2007 compared to $595 (US) per ounce in 2006, due to higher spot prices.
Kumtor’s production was 227,000 ounces compared to 241,000 ounces in the first nine months of 2006. The mill head grade has averaged 2.3 g/t, unchanged compared to 2006, but recoveries were lower in 2007 due to lower throughput as a result of increased downtime at the mill to complete repairs.
Centerra is extending the Kumtor pit to access high-grade ore as discussed in Cameco’s first quarter report. In a news release issued on July 19, 2007, Cameco announced that after preliminary analysis, Centerra’s independent geotechnical experts recommended using flatter angles on the pit wall to provide greater stabilization. The lower slope angles require the removal of more waste than previously planned delaying access to the high-grade ore until the second half of 2008 causing estimated production at Kumtor to fall to 300,000 ounces in 2007. Further technical assessment, such as additional geotechnical drilling, till analysis, de-watering tests and geophysical surveys is ongoing. Centerra expects to provide with its year-end results a revised outlook for life-of-mine production including an assessment, if any, of the impact on the reserves and resources.
Production at Boroo was 196,000 ounces year to date compared to 203,000 ounces in the first nine months of 2006. The average head grade of ore fed to the mill was 3.8 g/t compared to 4.1 g/t in the same period last year.
Gold Outlook for the Year 2007
Overall, 2007 production, on a 100% basis, is expected to range between 550,000 and 560,000 ounces of gold. At Kumtor, gold production for the full year 2007 is expected to be approximately 300,000 ounces. At Boroo, on a 100% basis, we expect production to total 250,000 to 260,000 ounces of gold in 2007. Gold revenue in 2007 is expected to be similar to revenue in 2006 due to higher gold prices, partially offset by lower production. This outlook for the gold business is forward-looking information and is based on the following key assumptions:
•	Centerra’s forecast production is achieved,

•	spot gold price of $650 (US) per ounce, and

•	a US/Canadian spot exchange rate of $1.00.
If actual events differ from the assumptions set out above, Cameco’s 2007 results from its gold segment may differ materially from the above forecast.
Business Developments/Political Updates
Kyrgyz Republic
The political situation in the Kyrgyz Republic continues to evolve and there remains a risk of political instability.
During the first quarter of 2007, the Kyrgyz Parliament began to consider draft legislation that, among other things, challenges the legal validity of Kumtor agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would be a substantial risk of harm to the value of Cameco’s investment in Centerra.
During the third quarter, Cameco and Centerra signed binding agreements with the Kyrgyz government, which are expected to provide additional business certainty for mining operations at Kumtor, further align the parties’ business interests and support Centerra’s growth plans. The parties have agreed to extend the deadline for closing the transactions contemplated by the agreements from October 31, 2007 to February 15, 2008.
Under the terms of the agreements, the Kyrgyz government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz government will receive 32.3 million shares (22.3 million net from Cameco and 10 million treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15 million shares will be received immediately and 17.3 million shares will be held in escrow until the earliest of:
•	Cameco’s holdings of Centerra’s issued and outstanding shares fall below 17.3 million shares,

•	the volume-weighted average closing price of Centerra’s shares on the TSX being no less than $13.30 for at least seven business days, or

•	the fourth anniversary of the closing.
After the transfer of all the shares is completed, Cameco will own about 41% of Centerra, the Kyrgyz Republic will own about 29% and the public shareholders will own the remaining 30%. When Cameco’s ownership interest falls below 50%, we will no longer consolidate Centerra’s financial results and will instead account for Centerra using the equity method.
These agreements are subject to a number of conditions including the approval by Parliament of the Kyrgyz Republic. There can be no assurance that parliamentary approval will be received or that the other conditions will be satisfied.
The Kyrgyz government submitted the agreements for parliamentary approval in early September 2007. The Parliament began to deliberate the issue during the first half of October. On October 8, 2007, the Parliament asked the parliamentary committee on industry and trade to review the agreements and give its conclusion. On October 10, 2007 the chair of the committee requested additional time for consideration, and the Parliament scheduled its final voting on the issue for October 22, 2007, but Parliament was dismissed prior to voting.
On October 21, 2007, a constitutional referendum was held in, and passed by citizens of, the Kyrgyz Republic. It is reported that the new constitution includes a proportional representation system of voting for Parliament, gives Parliament more power in forming the government, limits the president’s ability to dismiss Parliament and increases the number of deputies.
On October 22, 2007, the president of the Kyrgyz Republic dismissed the Parliament effective that day. Parliamentary elections have been scheduled for December 16, 2007.
On October 24, 2007, the president accepted the resignations of the prime minister and cabinet; however the president directed them to continue to perform their duties until a new cabinet is formed following the parliamentary elections.
As noted above, the parties have agreed to extend the deadline for closing the transactions contemplated by the agreements from October 31, 2007 to February 15, 2008. Cameco has recorded a charge of $105 million ($125 million after a net tax expense of $20 million) as a result of its agreement to transfer 22.3 million Centerra shares to the Kyrgyz Republic. Refer to note 16 of the unaudited interim financial statements.
Mongolia
On August 3, 2007 Centerra’s subsidiary Boroo Gold Company entered into an amended Boroo stability agreement with the government of Mongolia. Centerra and the Mongolian government agreed that, effective January 1, 2007, the Boroo project will be subject to the generally applicable 25% corporate income tax rate, which will apply until the termination of the Boroo stability agreement in July 2013. Under the previous agreement, Centerra was subject to income tax at the rate of 20% for the three-year period commencing March 1, 2007 and 40% thereafter.

In addition, effective August 3, 2007, the mineral royalty payable will be 5% rather than the 2.5% previously applicable. This agreement with the Mongolian government reaffirms the applicability of the Boroo stability agreement.
The Mongolian Parliament continues to debate recent changes to mining legislation and the applicability of the windfall profit tax as well as state participation in various mining projects. The windfall tax applies at the rate of 68% on sales of gold above $500 (US) per ounce. Under the new minerals law, a deposit may be deemed to be a mineral deposit of strategic importance. If a deposit is deemed strategic, the state may take up to a 34% interest in those strategic deposits in respect of which exploration was funded privately, or a 50% interest in those strategic deposits in respect of which exploration was funded by Mongolia. On February 6, 2007, Parliament designated the Boroo deposit as strategic but resolved that Mongolia would take no interest, as the deposit would continue to be subject to the terms of the existing stability agreement. While the Mongolian government has acknowledged that neither the windfall profit tax nor the strategic deposit provisions will apply to the Boroo mine, it has not yet agreed to provide similar protection to Centerra’s Gatsuurt project and may yet determine Gatsuurt to be of strategic importance.
Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the licence that covers the central zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. In early 2006 Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation. In December 2006, Gatsuurt LLC began proceedings in the Mongolian national arbitration court (MNAC) alleging non-compliance by CGM and seeking the return of the licence. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007 filed a petition with Mongolia’s district court contesting the jurisdiction of the MNAC. In its first hearing on procedural matters, held on July 20, 2007, the MNAC decided to suspend its proceedings, pending a decision by the Mongolian district court as to MNAC’s jurisdiction. On July 25, 2007, the Mongolian district court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of ongoing settlement discussions.
Centerra was in discussions with the Mongolian government in 2006 and during the first half of 2007 regarding an investment agreement in respect of the Gatsuurt project. The parties temporarily deferred those discussions pending a resolution on Centerra’s Boroo stability agreement with the government, which was amended as of August 3, 2007. Centerra also received a letter from the minister of finance confirming the government’s willingness to conclude an investment agreement in respect of the Gatsuurt project and to advance the approval and registration of reserves with the applicable Mongolian authorities, and anticipates such registration may be completed this fall. An agreement on Gatsuurt will solidify Centerra’s current position in Mongolia, provide for a stable operational environment, and allow Centerra to review its exploration and growth strategy. Centerra is preparing to advance discussions with the Mongolian government regarding an investment agreement for Gatsuurt now that a resolution of outstanding issues concerning the Boroo stability agreement has been reached.
On March 13, 2007, Centerra suspended its development operations at Gatsuurt, other than those necessary to maintain the property in good standing and comply with permits, pending finalization of the terms of an investment agreement with the Mongolian government and resolution of the Gatsuurt LLC claim. As at September 30, 2007, Centerra has expended an aggregate of $19 million (US) on the exploration and development of Gatsuurt project, and the property has a recorded book value of $2.3 million (US). Upon a satisfactory investment agreement being reached and the final settlement of the Gatsuurt LLC claim, Centerra expects to begin the first stage of development of Gatsuurt. The first stage, budgeted at $20 million (US), entails constructing a 54-kilometre access road and mine facilities at Gatsuurt, procuring required mobile mining equipment and expanding the camp at Boroo to allow for processing of Gatsuurt ore. Centerra’s reported mineral reserves and resources for the Gatsuurt property are not materially affected by any of the legal, title, taxation or socio-political issues discussed above.
On October 17, 2007, Centerra completed the acquisition of the remaining indirect 5% minority interest in Boroo Gold Company and a net profits interest in the Ikh Dishir deposit for $8.3 million (US). In addition, a Centerra subsidiary also has a one-year exclusive option to indirectly acquire eleven exploration licenses for $1.2 million (US).
Gold Market Update
The average spot market gold price during the third quarter of 2007 was $680 (US) per ounce, an increase of 9% compared to $622 (US) per ounce in 2006.
Gold Price Sensitivity Analysis
For the remainder of 2007, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s revenue by about $3 million (Cdn), cash flow by about $3 million (Cdn) and net earnings by less than $2 million (Cdn).
NUCLEAR INDUSTRY DEVELOPMENTS
United States
NRG Energy, Inc. and South Texas Project Nuclear Operating Company filed a combined construction and operating licence (COL) application on September 24 with the US Nuclear Regulatory Commission (NRC) to build and operate two nuclear units at the South Texas Project nuclear power station site. The new advanced boiling water reactors are expected to come on line in 2014 and 2015, and total capacity will equal or exceed 2,700 MW. The NRC will now begin an acceptance review process, expected to take about two months, and will then begin its detailed review process that could take up to 42 months.
On September 27, the Tennessee Valley Authority’s (TVA) board of directors voted to apply, on behalf of NuStart Energy Development Consortium, for a COL for potential new reactors at the Bellefonte nuclear site. The NuStart Energy Development consortium, of which TVA is a member, will apply with the NRC to build two Westinghouse AP1000 reactors at Bellefonte. According to TVA spokesman John Moulton, the licensing review process for the potential new reactors will last a minimum of 42 months. If the NRC approves the licence, a decision will be made on whether or not to build the plant.
The US and India have completed negotiations on a bilateral agreement (also known as the “123 Agreement”) for peaceful nuclear co-operation that would allow US and Indian companies to participate in each other’s civil nuclear energy sector. While a significant step forward, before trading can begin the Indian government must approve the deal and negotiate safeguards with the

International Atomic Energy Agency (IAEA), the Nuclear Suppliers Group must unanimously approve a waiver of the guidelines that prohibit trade with India and the US Congress must approve the 123 Agreement.
On August 2, US utility TVA approved a recommendation to complete the second unit at Watts Bar nuclear power plant in Tennessee. The cost is estimated to be $2.49 billion (US) and is scheduled for completion by 2013. TVA operates six units at three generating sites, including the Brown’s Ferry 1, which was successfully restarted in May 2007.
Europe
According to various news sources, Electricité de France (EdF) believes it could complete a new reactor in the UK by 2017. By 2025, EdF wants to bring a total of four reactors online in the UK.
Asia
On August 18, construction officially began at the Hongyanhe nuclear power plant in northeast China. A total of six, 1,000-megawatt reactors are planned including four reactors in the plant’s first phase. Eighty-five percent of the equipment used will be of Chinese origin. The plant’s first reactor is expected to commence operation in 2012, and three additional reactors should come online by 2014.
On August 16, Unit 2, a VVER-1000 reactor at the Tianwan nuclear power plant in China’s Jiangsu Province, began commercial operation. Unit 1 at Tianwan began commercial operation about three months ago. China is expected to award Russia with a contract to build two more VVER-1000 reactors at Tianwan.
Westinghouse Electric and Shaw group signed multibillion-dollar contracts to build four AP 1000 nuclear reactors units in China. Two units will be built at the Sanmen nuclear plant in Zhejiang province, and two will be built at the Haiyang nuclear plant in Shandong province. Construction is expected to begin in 2009, with the first unit at Sanmen starting operations in late 2013. The remaining three units are expected to be operational in 2014 and 2015.
Korea Hydro & Nuclear Power Co. has received approval from South Korea’s Ministry of Commerce, Industry and Energy to build two APR-1400 reactors, a new South Korean design, at the Shin Kori nuclear power plant. The company expects to complete the first reactor in 2013 and the second unit by 2014. Long-term plans in South Korea also call for the construction of two more APR-1400 reactors at the Ulchin nuclear power plant, which could be operational in 2016.
Other
For the first time since it voted to ban uranium mining and exploration in the Nunavut territory in the 1990s, Canada’s largest Inuit organization, the Nunavut Tunngavik, enacted a pro-uranium development policy on September 18, 2007. The guiding principle of the policy is that uranium exploration and mining must be accomplished in an environmentally and socially responsible way, “and the uranium that results from the mining shall only be used for peaceful and environmentally friendly purposes.” Currently, Cameco has three exploration projects underway in Nunavut.

On September 7, 2007, Australian Prime Minister John Howard and Russian President Vladimir Putin signed a bilateral agreement on peaceful nuclear co-operation which, when ratified, would allow Australia to export its uranium to Russia. Under an earlier 1990 agreement, Australian uranium could be processed in Russia, but only for third-party countries.
LIQUIDITY AND CAPITAL RESOURCES
On August 20, 2007, Cameco provided information on its short-term investment portfolio in light of disruptions in global credit markets. As at September 30, 2007, all of Cameco’s investments in asset-backed commercial paper have been repaid to Cameco except for $13 million invested in two Canadian market trusts: $7.5 million in Apsley Trust, managed by Metcalf & Mansfield and $5.5 million in Planet Trust, managed under Coventree Capital. Cameco has assessed the recoverability of these investments and determined that it is unlikely the full value will be recovered. As a result, we have reduced the carrying value of these investments by $2 million in the quarter.
Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of September 30, 2007:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Please see Cameco’s 2006 Annual Information Form dated March 30, 2007, under the heading “Rating of Securities” at page 107 for further information regarding these third party ratings of the above noted Cameco securities.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $780 million in unsecured lines of credit.
Cameco has in place a $500 million, five-year, unsecured revolving credit facility. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2007, there were no amounts outstanding under this credit facility.

Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At September 30, 2007, there were no amounts outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $280 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At September 30, 2007, outstanding letters of credit amounted to $203 million under these facilities. Cameco has established separate letter of credit facilities to support the standby product loan facility described below.
Product Loan Facilities
Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in July of 2006, allows Cameco to borrow up to 2.6 million pounds U3O8 equivalent (or 1.0 million kgU as UF6) over the period 2006 to 2008 with repayment in 2008 and 2009. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at the rate of 4.0% per annum. Any borrowings will be secured by letters of credit and are repayable in kind.
Revenue from future deliveries to this counterparty (up to the limit of the loan facility) will be deferred until the loan arrangement has been terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.
The market value of the facility is based on the quoted market price of the products and at September 30, 2007 was approximately $220 million (US). As at September 30, 2007, the company did not have any loan amounts outstanding under this facility.
Cameco has established $150 million (US) of letter of credit facilities maturing in 2010 to support this standby product loan facility. At September 30, 2007, there were no amounts outstanding under these letter of credit facilities. We expect to terminate the product loan facility in 2008. Once it is terminated, these facilities will be cancelled.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and mature September 16, 2015.
Convertible Debentures
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 7 in the “Notes to Consolidated Financial Statements” dated December 31, 2006.

BPLP
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.
BPLP has a $150 million revolving credit facility that is available until July 21, 2009 as well as $103 million of letter of credit facilities. At September 30, 2007, BPLP had $15 million outstanding under the revolving credit facility and $30 million outstanding under the letter of credit facilities.
Centerra
Centerra Gold Mongolia LLC, a subsidiary of Centerra, has a $10 million (US) demand credit facility that bears interest at LIBOR + 2.5%, is secured by the Gatsuurt mining licence, and is guaranteed by Centerra. At September 30, 2007, Centerra had $10 million (US) outstanding under this facility.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at September 30, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2007 to be constrained by them.
Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2006, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2006. For further information on these commercial commitments, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
OUTSTANDING SHARE DATA
At September 30, 2007, there were 349 million common shares and one Class B share outstanding. In addition, there were 6.6 million stock options outstanding with exercise prices ranging from $3.13 to $46.88 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity. During the third quarter of 2007, Cameco repurchased 6.8 million shares.

AMENDMENT TO THE EMPLOYEE STOCK OPTION PROGRAM
On July 27, 2007, the Board of Directors approved an amendment to the company’s stock option program that allows eligible option holders to elect cash settlement upon exercise of the option. Settling options in cash reduces the need to issue shares and permits Cameco to apply a portion of its future free cash flows to, in effect, repurchase shares that would otherwise have been issued, thereby mitigating the dilution of shareholders’ interests. In addition, payments made to employees under the cash settlement alternative are deductible for tax purposes.
With the introduction of the cash settlement feature, we are required to classify the stock options as liabilities rather than as equity. As a result, we recorded a charge of approximately $94 million in the third quarter and a corresponding $35 million recovery of future income taxes. The foregoing values are based on a share price of $43.00, which was the closing price on the Toronto Stock Exchange on July 27, 2007. Going forward, the liability for the outstanding options subject to cash settlement will be remeasured using the company’s share price at the balance sheet date.
NEW ACCOUNTING STANDARDS
In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the IASB’s recently amended standard IAS 2, Inventories.
The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include; the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.
This new standard will apply to Cameco effective January 1, 2008 and is not expected to have a material impact on its consolidated financial statements.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release and MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River, Cameco	McArthur River/Key Lake
•	Les Yesnik, general manager, Key Lake mill, Cameco
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates (such as Canadian/US rates) and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; litigation or arbitration proceedings; inability to enforce legal rights; defects in title; environmental and safety risks including increased regulatory burdens and long-term waste disposal (such as the risk of uranium and production-associated chemicals affecting the soil at the Port Hope UF6 conversion plant); unexpected or challenging geological or hydrological conditions (including at the McArthur River and Cigar Lake deposits); adverse mining conditions; political risks arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production and transitioning to new mining zones at McArthur River); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure (including further highwall ground movement at the Kumtor mine) and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; availability of reagents and supplies critical to production (including the availability at the company’s operations in Kazakhstan); decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects (including the remediation of and return to pre-flood construction and development at Cigar Lake); and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange CCJ New York Stock Exchange	2121 – 11th Street West Saskatoon, Saskatchewan S7M 1J3	320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6
Convertible Debentures	Phone: 306-956-6200	Phone: 800-387-0825
CCO.DB	Fax: 306-956-6318	(North America)
Toronto Stock Exchange	Web: cameco.com	Phone: 416-643-5500
(outside North America)
- End -

Cameco Corporation
Highlights
(Unaudited)

	(as adjusted -		(as adjusted -
	note 1(b))		note 1(b))
	Three Months Ended		Nine Months Ended
	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Financial (in millions)
Revenue	$681	$360	$1,816	$1,320
Earnings from operations	102	71	407	300
Net earnings	91	73	355	335
Adjusted net earnings (i)	275	44	539	233
Cash provided by operations	450	79	744	405
Working capital (end of period)			699	896
Net debt to capitalization			9%	8%

Per common share
Net earnings - Basic	$0.26	$0.21	$1.00	$0.96
- Diluted	0.25	0.20	0.96	0.91
- Diluted, adjusted (i)	0.74	0.12	1.45	0.64
Dividend	0.05	0.04	0.15	0.12

Weighted average number of paid common shares outstanding (in thousands)	353,113	351,629	353,071	350,904

Average uranium spot price for the period (US$/lb)	$96.33	$50.83	$102.39	$44.40

Sales volumes
Uranium (in thousands lbs U3O8)	7,202	5,497	24,709	23,051
Fuel services (tU)	4,435	4,168	10,598	11,864
Gold (troy ounces)	144,000	124,000	427,000	464,000
Electricity (TWh)	2.2	2.1	5.9	6.3
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	2,604	3,927	9,194	9,873
Rabbit Lake	100.0%	915	1,137	3,033	3,734
Crow Butte	100.0%	173	176	554	543
Smith Ranch Highland	100.0%	498	659	1,499	1,426

Total		4,190	5,899	14,280	15,576

Fuel services (tU)	100.0%	1,015	3,373	8,071	9,153

Gold (troy ounces)
Kumtor	100.0%	78,000	53,000	227,000	241,000
Boroo	100.0%	59,000	73,000	196,000	203,000

Total		137,000	126,000	423,000	444,000

(i)	Net earnings for the three and nine month periods ended September 30, 2007 have been adjusted to exclude $59 million ($0.16 per share diluted) in net earnings related to the stock compensation transition to cash settlement as well as $125 million ($0.33 per share diluted) in net earnings related to the restructuring of Centerra. Net earnings for the nine month period ended September 30, 2006 has been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments. Net earnings for the three and nine month periods ended September 30, 2006 have been adjusted to exclude $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne Joint Venture. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

2

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	(as adjusted -		(as adjusted -
	note 1(b))		note 1(b))
	Three Months Ended		Nine Months Ended
	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Revenue from
Products and services	$681,065	$360,284	$1,815,823	$1,319,620

Expenses
Products and services sold	290,448	245,011	886,649	792,788
Depreciation, depletion and reclamation	46,341	46,450	168,867	141,023
Administration	34,566	27,406	111,896	99,201
Restructuring of gold business [note 16]	105,000	—	105,000	—
Stock option plan amendment [note 13]	94,175	—	94,175	—
Exploration	20,015	18,674	49,746	43,467
Cigar Lake remediation	4,650	—	23,309	—
Research and development	931	556	2,768	1,883
Interest and other [note 8]	(19,248)	1,791	(30,354)	(6,284)
Loss (gain) on sale of assets [note 9]	1,792	(50,323)	(3,101)	(52,284)

	578,670	289,565	1,408,955	1,019,794

Earnings from operations	102,395	70,719	406,868	299,826
Other income (expense) [note 10]	(5,550)	14,703	(8,105)	10,790

Earnings before income taxes and minority interest	96,845	85,422	398,763	310,616
Income tax expense (recovery) [note 11]	7,852	4,499	31,192	(60,303)
Minority interest	(2,240)	8,179	12,956	35,546

Net earnings	$91,233	$72,744	$354,615	$335,373

Basic earnings per common share [note 12]	$0.26	$0.21	$1.00	$0.96

Diluted earnings per common share [note 12]	$0.25	$0.20	$0.96	$0.91

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	(as adjusted -
	note 1(a))
	As At
	Sept 30/07	Dec 31/06

Assets
Current assets
Cash	$403,317	$334,089
Accounts receivable	246,942	402,847
Inventories	394,760	416,479
Supplies and prepaid expenses	216,505	191,831
Current portion of long-term receivables, investments and other [note 4]	195,148	9,178

	1,456,672	1,354,424

Property, plant and equipment	3,434,308	3,312,152
Long-term receivables, investments and other [note 4]	421,807	293,714
Goodwill	154,014	180,139

	4,010,129	3,786,005

Total assets	$5,466,801	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$609,600	$392,679
Dividends payable	17,356	14,092
Current portion of long-term debt	8,595	7,900
Current portion of other liabilities [note 5]	34,778	40,737
Future income taxes	87,034	46,289

	757,363	501,697

Long-term debt [note 6]	685,563	696,691
Provision for reclamation	224,852	228,496
Other liabilities [note 5]	256,379	232,641
Future income taxes	276,827	339,451

	2,200,984	1,998,976

Minority interest	446,231	400,071

Shareholders’ equity
Share capital [note 7]	825,540	812,769
Contributed surplus [note 7]	228,736	540,173
Retained earnings	1,735,442	1,428,206
Accumulated other comprehensive income [note 1]	29,868	(39,766)

	2,819,586	2,741,382

Total liabilities and shareholders’ equity	$5,466,801	$5,140,429

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1)
	Nine Months Ended
	Sept 30/07	Sept 30/06

Share capital
Balance at beginning of period	$812,769	$779,035
Shares repurchased [note 7]	(16,235)	—
Stock option plan	29,006	31,421
Debenture conversions	—	62

Balance at end of period	$825,540	$810,518

Contributed surplus

Balance at beginning of period	$540,173	$529,245
Shares repurchased [note 7]	(291,833)	—
Stock option plan amendment [note 13]	(21,875)	—
Stock-based compensation	8,203	15,000
Options exercised	(5,932)	(6,245)
Debenture conversions	—	(8)

Balance at end of period	$228,736	$537,992

Retained earnings

Balance at beginning of period	$1,428,206	$1,108,748
Transition adjustment - financial instruments [note 1]	5,343	—
Net earnings	354,615	335,373
Dividends on common shares	(52,722)	(42,167)

Balance at end of period	$1,735,442	$1,401,954

Accumulated other comprehensive income (loss)

Balance at beginning of period [note 1]	$(39,766)	$(53,397)
Transition adjustment - financial instruments [note 1]	38,839	—
Net change in foreign currency translation adjustments	(120,827)	(24,149)
Net change in gains on derivatives designated as cash flow hedges	157,215	—
Net change in losses on assets available-for-sale	(5,593)	—

Balance at end of period	$29,868	$(77,546)

Total retained earnings and accumulated other comprehensive income	$1,765,310	$1,324,408

Shareholders’ equity at end of period	$2,819,586	$2,672,918

Accumulated other comprehensive income (loss)

Balance at end of period consists of:
Unrealized foreign currency translation losses	$(160,593)	$(77,546)
Gains on derivatives designated as cash flow hedges	196,054	—
Unrealized loss on available-for-sale securities	(5,593)	—

Balance at end of period	$29,868	$(77,546)

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1)		note 1)
	Three Months Ended		Nine Months Ended
	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Net earnings	$91,233	$72,744	$354,615	$335,373
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation gains (losses)	(33,220)	1,808	(120,827)	(24,149)
Net gains on derivatives designated as cash flow hedges	100,679	—	196,400	—
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(22,341)	—	(39,185)	—
Net losses on assets available-for-sale	(5,593)	—	(5,593)	—

Other comprehensive income (loss)	39,525	1,808	30,795	(24,149)

Total comprehensive income	$130,758	$74,552	$385,410	$311,224

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Nine Months Ended
	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Operating activities
Net earnings	$91,233	$72,744	$354,615	$335,373
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	46,341	46,450	168,867	141,023
Provision for future taxes [note 11]	(41,633)	(19,929)	(108,179)	(135,309)
Deferred revenue recognized	(8,198)	(13,854)	(31,946)	(39,655)
Unrealized losses (gains) on derivatives	(37,715)	3,413	(51,519)	698
Stock-based compensation [note 13]	9,663	2,881	19,063	15,000
Stock option plan amendment [note 13]	94,175	—	94,175	—
Loss (gain) on sale of assets [note 9]	1,792	(50,323)	(3,101)	(52,284)
Equity in loss of associated companies [note 10]	2,375	663	5,466	4,576
Restructuring of gold business [note 16]	105,000	—	105,000	—
Minority interest	(2,240)	8,179	12,956	35,546
Other operating items [note 15]	188,791	28,937	178,285	99,740

Cash provided by operations	449,584	79,161	743,682	404,708

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	—	(83,856)
Additions to property, plant and equipment	(130,870)	(111,652)	(359,012)	(310,983)
Increase in long-term receivables, investments and other	(30,026)	(1,675)	(40,489)	(27,125)
Proceeds on sale of property, plant and equipment	6	44,783	4,898	46,358

Cash used in investing	(160,890)	(68,544)	(394,603)	(375,606)

Financing activities
Shares repurchased	(223,971)	—	(223,971)	—
Decrease in debt	(3,559)	(11,200)	(5,850)	(155,000)
Increase in debt	—	—	4,740	—
Short-term financing	—	—	10,949	—
Issue of shares	1,123	7,272	23,074	25,176
Dividends	(17,696)	(14,052)	(49,459)	(38,576)

Cash used in financing	(244,103)	(17,980)	(240,517)	(168,400)

Increase (decrease) in cash during the period	44,591	(7,363)	108,562	(139,298)
Exchange rate changes on foreign currency cash balances	(10,281)	(205)	(39,334)	(10,766)
Cash at beginning of period	369,007	480,697	334,089	623,193

Cash at end of period	$403,317	$473,129	$403,317	$473,129

Supplemental cash flow disclosure
Interest paid	$11,244	$8,980	$35,098	$31,127
Income taxes paid	$25,047	$37,700	$133,349	$92,693

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described in (a). Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2006 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments, hedges and other comprehensive income, as described in note 3(a) of the consolidated financial statements for the year ended December 31, 2006. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account (note 1(a)(iv)).

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the consolidated balance sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of accumulated other comprehensive income (“AOCI”), net of income taxes. Cameco has added two new statements to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity” and “Consolidated Statements of Comprehensive Income”.
(i)	Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in other comprehensive income (“OCI”) until realized, at which time they will be recorded in the consolidated statements of earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

The fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(ii)	Financial Instruments – Risk Management

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in Bruce Power L.P. (“BPLP”), and gold through its investment in Centerra Gold Inc. (“Centerra”). Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as a cash flow hedge as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

(iii)	Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax.

(iv)	Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI by $53,397,000 and eliminate the cumulative translation account.
The following table summarizes the opening adjustments, gross and net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
(thousands)	Gross	Net	Gross	Net

Cash flow hedges	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts	8,348	5,343	—	—

Net	$8,348	$5,343	$56,011	$38,839

(b)	Stock-Based Compensation

In July 2006, the Emerging Issues Committee (“EIC”) issued abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This differs from the current practice that recognizes the expense over the period from the grant date to the vesting date.

The effect of the change in policy on the statement of earnings for the quarter ended September 30, 2006 was a $1,719,000 increase in earnings ($0.01 per share) while the effect for the nine months ended September 30, 2006 was a $1,768,000 reduction in earnings ($0.01 per share).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	New Accounting Pronouncements
(a)	Inventories

In May 2007, the Accounting Standards Board issued Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the IASB’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include; the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This new standard will apply to Cameco effective January 1, 2008 and is not expected to have a material impact on its consolidated financial statements.
3.	Derivatives

The following table summarizes the fair value of derivatives and classification on the September 30, 2007 balance sheet:

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives - sales contracts	$10,694	$5,471	$16,165
Foreign currency contracts	12,759	—	12,759
Cash flow hedges:
Foreign currency contracts	171,736	—	171,736
Energy and sales contracts	—	85,243	85,243

Net	$195,189	$90,714	$285,903

Classification:
Current portion of long-term receivables, investments and other [note 4]	$148,783	$41,021	$189,804
Long-term receivables, investments and other [note 4]	68,739	49,985	118,724
Current portion of other liabilities [note 5]	(17,644)	—	(17,644)
Other liabilities [note 5]	(4,689)	(292)	(4,981)

Net	$195,189	$90,714	$285,903

The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended September 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$523	$—	$523
Foreign currency contracts	(16,223)	—	(16,223)
Energy and sales contracts	—	(2,782)	(2,782)
Cash flow hedges:
Energy and sales contracts	—	(3,066)	(3,066)
Ongoing hedge inefficiency	(1,737)	—	(1,737)
Ineligible for hedge accounting	(15,355)	—	(15,355)

Net	$(32,792)	$(5,848)	$(38,640)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

For the nine months ended September 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives - sales contracts	$(3,557)	$—	$(3,557)
Foreign currency contracts	(10,968)	—	(10,968)
Energy and sales contracts	—	(5,942)	(5,942)
Cash flow hedges:
Energy and sales contracts	—	(5,467)	(5,467)
Ongoing hedge inefficiency	(7,927)	—	(7,927)
Ineligible for hedge accounting	(15,355)	—	(15,355)

Net	$(37,807)	$(11,409)	$(49,216)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $77,400,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next twelve months, based on current prices, Cameco expects an estimated $39,500,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
4.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Sept 30/07	Dec 31/06

BPLP
Capital lease receivable from Bruce A L.P.	$97,360	$97,518
Derivatives [note 3]	91,006	—
Receivable from Ontario Power Generation	5,024	11,281
Accrued pension benefit asset	10,612	11,992
Kumtor Gold Company
Reclamation trust fund	4,783	6,999
Equity accounted investments
UNOR Inc. (market value $7,948)	7,617	8,893
UEX Corporation (market value $237,127)	14,991	19,151
Minergia S.A.C. (privately held)	624	—
Available-for-sale securities
Western Uranium Corporation	14,357	—
Cue Capital Corp.	3,971	—
Derivatives [note 3]	217,522	433
Deferred charges
Cost of sales	53,745	75,854
Debt issue costs [note 1]	—	7,372
Investment in Huron Wind L.P.	2,186	2,340
Advances receivable	68,120	46,094
Asset-backed commercial paper in default [note 8]	11,000	—
Accrued pension benefit asset	6,558	7,889
Other	7,479	7,076

	616,955	302,892
Less current portion	(195,148)	(9,178)

Net	$421,807	$293,714

5.	Other Liabilities

	As At
(thousands)	Sept 30/07	Dec 31/06

Deferred sales	$112,413	$107,330
Derivatives [note 3]	22,333	10,127
Deferred currency hedges [note 1]	—	26,333
Accrued post-retirement benefit liability	13,425	12,166
Zircatec acquisition holdback	10,000	20,000
BPLP
Accrued post-retirement benefit liability	102,404	86,856
Derivatives [note 3]	292	—
Deferred revenue - electricity contracts	214	856
Other	30,076	9,710

	291,157	273,378
Less current portion	(34,778)	(40,737)

Net	$256,379	$232,641

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Long-Term Debt

The fair value of the outstanding convertible debentures, based on the quoted market price of the debentures at September 30, 2007, was approximately $981,310,000.

Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allows Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium can be borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings will be secured by letters of credit and are payable in kind.

Revenue from future deliveries to this counterparty (up to the limit of the loan facility) will be deferred until the loan arrangement has been terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.

The market value of the available facility is based on the quoted market price of the products at September 30, 2007 and was approximately $220,210,000 (US). As at September 30, 2007, the company did not have any loan amount outstanding under the facility.

Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During the second quarter, Cameco terminated these two arrangements. Cameco recognized in its earnings $41,645,000 of the revenues, and the related costs, that had been deferred in 2006 and cancelled $150,000,000 (US) of related letter of credit facilities.

7.	Share Capital
(a)	At September 30, 2007, there were 347,117,058 common shares outstanding. This balance is net of 1,806,300 shares that were repurchased in September, but not cancelled until early October.

(b)	Options in respect of 6,526,928 shares are outstanding under the stock option plan and are exercisable up to 2017. Upon exercise of certain existing options, additional options in respect of 18,300 shares would be granted. For the quarter ended September 30, 2007, 37,950 options were exercised (2006 – 795,125). For the nine months ended September 30, 2007, 1,657,726 options were exercised (2006 – 2,526,939).

(c)	On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at September 30, 2007 6,833,300 shares had been repurchased under this program at a cost of $308,068,000. The excess of the repurchase cost of these shares over their book value, amounting to $291,833,000, has been charged to contributed surplus.
8. Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Interest on long-term debt	$11,485	$10,377	$32,667	$33,552
Other interest and financing charges	1,471	1,601	7,199	2,436
Write-down of investment in commercial paper	2,000	—	2,000	—
Interest income	(5,767)	(6,333)	(22,359)	(19,843)
Foreign exchange losses	17,912	444	22,245	274
Losses (gains) on derivatives	(38,640)	3,413	(49,216)	698
Capitalized interest	(7,709)	(7,711)	(22,890)	(23,401)

Net	$(19,248)	$1,791	$(30,354)	$(6,284)

During the third quarter of 2007, Cameco discontinued hedge accounting for certain foreign exchange contracts that had been designated as cash flow hedges of future USD-denominated sales. Revised forecasts indicated that it was no longer probable that certain transactions would occur as anticipated in the originally specified time periods. As a result, Cameco reclassified a gain of $15,000,000 to earnings from accumulated other comprehensive income.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
At September 30, 2007, Cameco held $13,000,000 in asset-backed commercial paper that was in default. These investments were initially classified as held-to-maturity instruments and were carried at amortized cost. Due to lack of liquidity and a yield on these instruments, an impairment loss of $2,000,000 was recognized in the quarter. It is possible that the amount ultimately recovered may differ from this estimate. Cameco continues to investigate the implications of the default and the remedies available. In addition, these investments have been reclassified as long-term assets [note 4] rather than cash due to uncertainty as to the timing of collection.
9.	Loss (Gain) on Sale of Assets

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Sale of geological data	$—	$—	$(4,391)	$—
Interest in Fort a la Corne Joint Venture	—	(44,782)	—	(44,782)
Voting rights in Fort a la Corne Joint Venture	—	(5,889)	—	(5,889)
Other	1,792	348	1,290	(1,613)

Net	$1,792	$(50,323)	$(3,101)	$(52,284)

10.	Other Income (Expense)

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Equity in loss of associated companies	$(2,375)	$(663)	$(5,466)	$(4,576)
Insurance settlement (Kumtor)	—	15,366	—	15,366
Claim settlement [note 17(b)]	(3,175)	—	(3,175)	—
Other	—	—	536	—

Net	$(5,550)	$14,703	$(8,105)	$10,790

11.	Income Tax Expense (Recovery)

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Earnings before income taxes and minority interest
Canada	$(217,187)	$39,245	$(277,965)	$43,070
Foreign	314,032	46,177	676,728	267,546

	$96,845	$85,422	$398,763	$310,616

Current income taxes
Canada	$26,803	$25,208	$77,508	$62,910
Foreign	22,682	(780)	61,863	12,096

	$49,485	$24,428	$139,371	$75,006

Future income taxes
Canada	$(44,320)	$(16,134)	$(103,365)	$(130,032)
Foreign	2,687	(3,795)	(4,814)	(5,277)

	$(41,633)	$(19,929)	$(108,179)	$(135,309)

Income tax expense (recovery)	$7,852	$4,499	$31,192	$(60,303)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In March, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 0.5% reduction in the general corporate income tax rate. The federal tax rate will decline in 2011 from 19% to 18.5%. This legislation was substantively enacted in June.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $3,000,000 ($0.01 per share diluted) in the second quarter of 2007.
Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three
	Months	Nine Months
	Ended	Ended
(thousands)	Sept 30/07	Sept 30/07

Net gains on derivatives designated as cash flow hedges	$53,166	$98,728
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(10,956)	(18,560)

Total income tax expense included in OCI	$42,210	$80,168

12.	Per Share Amounts

		(as adjusted –		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Basic earnings per share computation

Net earnings	$91,233	$72,744	$354,615	$335,373

Weighted average common shares outstanding	353,113	351,629	353,071	350,904

Basic earnings per common share	$0.26	$0.21	$1.00	$0.96

Diluted earnings per share computation

Net earnings	$91,233	$72,744	$354,615	$335,373
Dilutive effect of:
Convertible debentures	2,399	2,241	7,196	6,724

Net earnings, assuming dilution	$93,632	$74,985	$361,811	$342,097

Weighted average common shares outstanding	353,113	351,629	353,071	350,904
Dilutive effect of:
Convertible debentures	21,209	21,209	21,209	21,209
Stock options	4,324	4,496	3,494	4,760

Weighted average common shares outstanding, assuming dilution	378,646	377,334	377,774	376,873

Diluted earnings per common share	$0.25	$0.20	$0.96	$0.91

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 23,987,439 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period. Previously, all stock options were classified as equity and were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. The impact of the reclassification of the stock options at July 27, 2007 was an increase in liabilities of $116,050,000, a decrease in contributed surplus of $21,875,000 and a decrease to earnings of $94,175,000. In addition, a future tax recovery of $35,225,000 was recorded.

For the quarter ended September 30, 2007, the amount recorded for stock option expense was $9,663,000 (2006 — $2,881,000). For the nine months ended September 30, 2007, the amount recorded was $19,063,000 (2006 — $15,000,000). These amounts are exclusive of the expense recorded upon adoption of the cash settlement feature on July 27, 2007.

The fair value of the options granted prior to July 27, 2007 was determined using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended
	Sept 30/07	Sept 30/06

Number of options granted	973,475	1,528,130
Average strike price	$46.82	$41.04
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$14.30	$13.19
14.	Goodwill

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2007, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Statements of Cash Flows
Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/07	Sept 30/06	Sept 30/07	Sept 30/06

Inventories	$33,452	$(78,073)	$(12,055)	$(98,391)
Accounts receivable	96,586	129,698	196,021	228,261
Accounts payable and accrued liabilities	53,227	(33,838)	2,440	(43,353)
Other	5,526	11,150	(8,121)	13,223

Total	$188,791	$28,937	$178,285	$99,740

16.	Restructuring of the Gold Business
During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (“Kumtor”) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government will receive 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares will be received immediately and 17,305,238 shares will be held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic. On October 22, 2007, the President of the Kyrgyz Republic dismissed the Kyrgyz Parliament effective that day. Parliamentary elections are scheduled for December 16, 2007.

These agreements were originally to expire on October 31, 2007, but the parties have agreed to extend the deadline for closing the transactions to February 15, 2008. The conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions. Thus, Cameco has recorded a charge of $105,000,000 ($125,000,000 after a net tax expense of $20,000,000).
17.	Commitments and Contingencies
The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision to proceed with arbitration has been made but formal commencement of proceedings has not taken place because counsel for the Consortium and BE have yet to agree on the composition of the arbitration panel.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. A decision to proceed with arbitration and an agreement with BE’s counsel to approach a sole arbitrator has been made. It is anticipated that a meeting with the potential arbitrator will take place in the next few weeks and, assuming that he is prepared to act as arbitrator, that a schedule for the arbitration will then be set.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.
(b)	Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (“MNAC”) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007 filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of settlement discussions. CGM and Gatsuurt LLC have reached an agreement in principle to suspend, and upon signing a definitive agreement, to terminate the arbitration proceedings between CGM and Gatsuurt LLC. In anticipation of a settlement, CGM has recorded a $3,000,000 (US) charge as an estimate of the cost to settle the matter.
(c)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At September 30, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $47,000,000. Cameco did not have any actual exposure under these guarantees at September 30, 2007.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
18.	Port Hope Conversion Facility
On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, full production of UF6 has been suspended until Cameco has determined the source of the chemicals and developed appropriate plans. Preliminary estimates indicate that the clean up of the contaminated area will cost approximately $3,000,000 and Cameco has accrued that amount as an operating expense in 2007. The assessment of the extent of the contamination is ongoing and the cost estimate is subject to change. The provision will be revised as better information becomes available.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
19.	Segmented Information

For the three months ended September 30, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$409,491	$53,880	$114,669	$103,671	$(646)	$681,065

Expenses
Products and services sold	119,169	50,537	54,055	67,369	(682)	290,448
Depreciation, depletion and reclamation	16,027	5,654	11,646	13,014	—	46,341
Restructuring costs [note 16]	—	—	—	105,000	—	105,000
Exploration	15,829	—	—	4,186	—	20,015
Cigar Lake remediation	4,650	—	—	—	—	4,650
Research and development	—	931	—	—	—	931
Other expense	2,343	—	—	3,175	—	5,518
Loss on sale of assets	—	—	1,801	—	—	1,801
Non-segmented expenses						109,516

Earnings (loss) before income taxes and minority interest	251,473	(3,242)	47,167	(89,073)	36	96,845
Income tax expense [note 11]						7,852
Minority interest						(2,240)

Net earnings						$91,233

For the three months ended September 30, 2006 (as adjusted – note 1(b))

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$135,562	$39,153	$102,358	$85,528	$(2,317)	$360,284

Expenses
Products and services sold	86,459	38,377	56,499	65,545	(1,869)	245,011
Depreciation, depletion and reclamation	21,910	3,687	10,754	10,164	(65)	46,450
Exploration	12,272	—	—	6,402	—	18,674
Research and development	—	556	—	—	—	556
Other expense	656	—	—	(15,366)	—	(14,710)
Loss on sale of assets	349	—	—	—	—	349
Non-segmented expenses						(21,468)

Earnings (loss) before income taxes and minority interest	13,916	(3,467)	35,105	18,783	(383)	85,422
Income tax expense [note 11]						4,499
Minority interest						8,179

Net earnings						$72,744

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,050,506	$162,097	$304,033	$317,082	$(17,895)	$1,815,823

Expenses
Products and services sold	401,777	135,727	177,270	190,075	(18,200)	886,649
Depreciation, depletion and reclamation	81,018	13,954	34,101	39,794	—	168,867
Restructuring costs [note 16]	—	—	—	105,000	—	105,000
Exploration	34,575	—	—	15,171	—	49,746
Cigar Lake remediation	23,309	—	—	—	—	23,309
Research and development	—	2,768	—	—	—	2,768
Other expense	5,449	—	—	3,175	—	8,624
Loss (gain) on sale of assets	(4,897)	—	1,801	—	—	(3,096)
Non-segmented expenses						175,193

Earnings (loss) before income taxes and minority interest	509,275	9,648	90,861	(36,133)	305	398,763
Income tax expense [note 11]						31,192
Minority interest						12,956

Net earnings						$354,615

For the nine months ended September 30, 2006 (as adjusted – note 1(b))

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$561,060	$140,548	$316,081	$314,339	$(12,408)	$1,319,620

Expenses
Products and services sold	333,758	116,964	157,574	193,158	(8,666)	792,788
Depreciation, depletion and reclamation	67,558	10,996	32,673	31,058	(1,262)	141,023
Exploration	24,548	—	—	18,919	—	43,467
Research and development	—	1,883	—	—	—	1,883
Other expense	3,401	—	—	(15,366)	—	(11,965)
Gain on sale of assets	(296)	—	—	(1,317)	—	(1,613)
Non-segmented expenses						43,421

Earnings before income taxes and minority interest	132,091	10,705	125,834	87,887	(2,480)	310,616
Income tax recovery [note 11]						(60,303)
Minority interest						35,546

Net earnings						$335,373